UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

April 2012

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. El Golf 40, Piso 4

Las Condes

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐        No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐        No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐        No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.
By:	/s/ Andrés Wainer
Name: Andrés Wainer
Title: Chief Financial Officer

Santiago, April 4, 2012

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Financial Position

At December 31, 2011 and 2010

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Financial Position

Translation of report originally issued in Spanish.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Embotelladora Andina S.A.:

We have audited the accompanying consolidated financial statements of Embotelladora Andina S.A. and subsidiaries which comprise the consolidated statements of financial position as of December 31, 2011 and 2010, and the related consolidated income statements, statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2011 and 2010. These financial statements (and their accompanying notes) are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Chile. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above represent fairly, in all material respects, the financial position of Embotelladora Andina S.A. and subsidiaries as at December 31, 2011 and 2010, and the results of its transactions and its cash flows for the year ended December 31, 2011 and 2010 according to International Financial Reporting Standards.

Rafael Contreras V.	ERNST & YOUNG LIMITADA

Santiago, Chile, January 31, 2012

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Financial Position

at December 31, 2011 and 2010

(Translation of Report originally issued in Spanish — See Note 2.3)

	NOTE	12.31.2011	12.31.2010
		ThCh$	ThCh$
ASSETS
Current Assets:
Cash and cash equivalents	4	31,297,922	48,263,080
Other financial assets	5	15,661,183	48,914,734
Other non-financial assets	6.1	14,760,858	6,935,817
Trade and other accounts receivable, net	7	107,443,039	97,254,597
Accounts receivable from related companies	11.1	6,418,993	248,273
Inventory	8	57,486,658	53,715,509
Current tax assets / Tax accounts receivable	9.1	2,463,566	2,288,725
Total Current Assets		235,532,219	257,620,735

Non-Current Assets:
Other non-financial, non-current assets	6.2	30,193,809	21,507,754
Trade and other accounts receivable, net	7	7,175,660	7,804,481
Accounts receivable from related companies, net	11.1	11,187	8,847
Investments in equity investees accounted for using the equity method	13.1	60,290,966	50,754,168
Intangible assets, net	14.1	1,138,857	1,365,595
Goodwill	14.2	57,552,178	57,770,335
Property, plant and equipment, net	10.1	350,064,467	291,482,180
Deferred tax assets	9.4	8,060,227	6,891,609
Total Non-Current Assets		514,487,351	437,584,969
Total Assets		750,019,570	695,205,704

The accompanying notes 1 to 29 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Financial Position

at December 31, 2011 and 2010

(Translation of Report originally issued in Spanish — See Note 2.3)

	NOTE	12.31.2011	12.31.2010
		ThCh$	ThCh$
LIABILITIES AND NET EQUITY
Current Liabilities:
Other financial liabilities	15	12,280,310	12,913,618
Trade and other accounts payable	16	127,940,772	105,282,335
Accounts payable to related companies	11.2	11,359,038	14,323,473
Provisions	17	87,966	60,748
Income tax payable	9.2	3,821,247	4,009,389
Other non-financial liabilities	18	41,154,571	38,964,853
Total Current Liabilities		196,643,904	175,554,416

Non-Current Liabilities:
Other non-current financial liabilities	15	74,641,403	70,449,459
Provisions	17	7,882,869	4,267,619
Deferred tax liabilities	9.4	43,305,717	42,492,348
Post-employment benefit liabilities	12.2	5,130,015	7,256,590
Other non-current liabilities	18	436,742	320,676
Total Non-Current Liabilities		131,396,746	124,786,692

Equity:	19
Issued capital		230,892,178	230,892,178
Retained earnings		208,102,068	180,110,975
Accumulated other comprehensive income and capital reserves		(17,024,341)	(16,146,887)
Equity attributable to equity holders of the parent		421,969,905	394,856,266
Non-controlling interests		9,015	8,330
Total Equity		421,978,920	394,864,596
Total Liabilities and Equity		750,019,570	695,205,704

The accompanying notes 1 to 29 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Income Statements by Function

for the years ended at December 31, 2011 and 2010

(Translation of Report originally issued in Spanish — See Note 2.3)

		01.01.2011	01.01.2010
	NOTE	12.31.2011	12.31.2010
		ThCh$	ThCh$
CONSOLIDATED INCOME STATEMENTS BY FUNCTION
Net sales		982,864,417	888,713,882
Cost of sales		(578,581,184)	(506,882,144)
Gross Profit		404,283,233	381,831,738
Other operating income	23	2,909,445	1,117,879
Distribution expenses		(98,807,574)	(85,717,173)
Administrative and sales expenses		(163,051,423)	(146,880,980)
Other expenses by function	24	(11,915,003)	(7,775,824)
Other income (expenses)	26	13,069	(1,206,749)
Finance income	25	3,182,434	3,376,138
Finance costs	25	(7,235,176)	(7,401,831)
Share in profit (loss) of equity investees accounted for using the equity method	13.2	2,026,158	2,314,935
Foreign exchange difference	27	1,484,580	499,940
Profit from units of adjustment		(1,177,658)	(217,769)
Net income before taxes		131,712,085	139,940,304
Income tax expense	9.3	(34,684,661)	(36,340,240)
Net income for the fiscal period		97,027,424	103,600,064

Net income attributable
Net income attributable to equity holders of the parent	97,024,405	103,597,372
Net income attributable to non-controlling interests	3,019	2,692
Net income for the fiscal year	97,027,424	103,600,064

	Ch$	Ch$
Earnings per Share
Earnings per Series A Share	121.54	129.78
Earnings per Series B Share	133.69	142.75

The accompanying notes 1 to 29 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidates Statements of Comprehensive Income

for the years ended at December 31, 2011 and 2010

(Translation of Report originally issued in Spanish — See Note 2.3)

		01.01.2011	01.01.2010
	NOTE	12.31.2011	12.31.2010
		ThCh$	ThCh$
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Net income for the fiscal period		97,027,424	103,600,064
Foreign exchange translation adjustment, before taxes	19.3.2	601,269	(11,883,798)
Income tax effect related to losses from foreign exchange rate translation differences included within other comprehensive income		(1,481,057)	585,028
Comprehensive income for the fiscal year		96,147,636	92,301,294
Comprehensive income attributable to:
Controlling shareholders		96,146,951	92,302,105
Non-controlling interests		685	(811)
Total comprehensive income		96,147,636	92,301,294

The accompanying notes 1 to 29 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Cash Flows Direct

for the years ended at December 31, 2011 and 2010

(Translation of Report originally issued in Spanish — See Note 2.3)

		01.01.2011	01.01.2010
	NOTE	12.31.2011	12.31.2010
		ThCh$	ThCh$
Cash flows provided by (used in) Operating Activities
Types of cash flows provided by Operating Activities
Receipts from customers		1,383,987,572	1,197,298,500
Charges for premiums, services, annual fees and other policy benefits		162,979	1,490,134
Types of cash flows used in Operating Activities
Supplier payments		(960,961,322)	(819,753,947)
Payroll		(88,025,877)	(81,670,428)
Other payments for operating activities (value-added taxes on purchases and sales and others)		(159,030,469)	(134,723,290)
Dividends classified as from operations		2,061,957	1,379,837
Interest payments classified as from operations		(6,472,220)	(5,876,763)
Interest received classified as from operations		2,139,339	2,406,821
Income tax payments		(31,682,397)	(32,304,059)
Cash flows used in other operating activities		(3,229,066)	(2,399,096)
Net cash flows provided by Operating Activities		138,950,496	125,847,709

Cash flows provided by (used in) Investing Activities
Cash flows from the loss of control in subsidiaries and other companies (sale of Vital S.A., deducted from initial cash flow)		5,355,930	—
Cash flows used to obtain control of subsidiaries or other businesses (capital contribution in Vital Jugos S.A. before proportional sale)		(1,278,000)	—
Cash flows used to purchase non-controlling interest (capital contribution to the associateVital Jugos S.A. after proportional sale)		(3,249,000)	—
Cash used to purchase non-controlling interests (Holdfab)		—	(15,229,291)
Proceeds from sale of property, plant and equipment		2,187,364	590,074
Purchase of property, plant and equipment		(126,930,944)	(95,461,555)
Other long-term assets (recovery of time deposits that were over 90 days)		75,422,008	72,746,562
Purchase of long-term other assets (investment in time deposits of over 90 days)		(39,484,304)	(47,156,718)
Payments resulting from forward, term, option and financial exchange agreements		(451,825)	(2,368,356)
Charges for forward, term, option and swap agreements		1,180,132	5,336,646
Cash flows (used in) provided by other investing activities		(2,372,559)	1,038,460
Net cash flows used in Investing Activities		(89,621,198)	(80,504,178)
Cash Flows provided by (used in) Financing Activities
Short-term loans obtained		118,456,093	30,023,277
Total proceeds from loans		118,456,093	30,023,277
Loan payments		(111,722,342)	(23,328,736)
Dividend payments by the reporting entity		(70,905,803)	(66,524,747)
Cash flows used in other financing activities		(2,987,333)	(2,717,533)
Net cash flows used in Financing Activities		(67,159,385)	(62,547,739)
Decrease in Cash and cash equivalents, before effects of variations in Foreign Exchange Rates		(17,830,087)	(17,204,208)
Effects of variations in foreign exchange rates on cash and cash equivalents		864,929	2,676,067
Net decrease in cash and cash equivalents		(16,965,158)	(14,528,141)
Cash and cash equivalents — beginning of year	4	48,263,080	62,791,221
Cash and cash equivalents - end of year	4	31,297,922	48,263,080

The accompanying notes 1 to 29 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

at December 31, 2011 and 2010

		Other reserves
	Issued capital	Translation reserves	Other reserves (various)	Total other reserves	Retained earnings	Controlling Equity	Non-Controlling interests	Total Equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Initial balance at 01/01/2011	230,892,178	(21,582,425)	5,435,538	(16,146,887)	180,110,975	394,856,266	8,330	394,864,596
Changes in Equity
Comprehensive Income
Net income	—	—	—	—	97,024,405	97,024,405	3,019	97,027,424
Other comprehensive income	—	(877,454)	—	(877,454)	—	(877,454)	(2,334)	(879,788)
Comprehensive income	—	(877,454)	—	(877,454)	97,024,405	96,146,951	685	96,147,636
Dividends	—	—	—	—	(69,033,312)	(69,033,312)	—	(69,033,312)
Total changes in equity	—	(877,454)	—	(877,454)	27,991,093	27,113,639	685	27,114,324
Ending balance at 12/31/2011	230,892,178	(22,459,879)	5,435,538	(17,024,341)	208,102,068	421,969,905	9,015	421,978,920

		Other reserves
	Issued capital	Translation reserves	Other reserves (various)	Total other reserves	Retained earnings	Controlling Equity	Non-Controlling interests	Total Equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Initial balance at 01/01/2010	230,892,178	(10,287,158)	5,435,538	(4,851,620)	147,508,036	373,548,594	9,141	373,557,735
Changes in Equity
Comprehensive Income
Net income	—	—	—	—	103,597,372	103,597,372	2,692	103,600,064
Other comprehensive income	—	(11,295,267)	—	(11,295,267)	—	(11,295,267)	(3,503)	(11,298,770)
Comprehensive income	—	(11,295,267)		(11,295,267)	103,597,372	92,302,105	(811)	92,301,294
Dividends	—	—	—	—	(70,994,433)	(70,994,433)	—	(70,994,433)
Total changes in equity		(11,295,267)	—	(11,295,267)	32,602,939	21,307,672	(811)	21,306,861
Ending balance at 12/31/2010	230,892,178	(21,582,425)	5,435,538	(16,146,887)	180,110,975	394,856,266	8,330	394,864,596

The accompanying notes 1 to 29 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(Translation of Report originally issued in Spanish — See Note 2.3)

NOTE 1 - CORPORATE INFORMATION

Embotelladora Andina S.A. is registered under No. 00124 of the Securities Registry and is regulated by the Chilean Superintendency of Securities and Insurance (SVS) pursuant to Law 18,046.

Embotelladora Andina S.A. (hereafter “Andina,” and together with its subsidiaries, the “Company”) engages mainly in the production and sale of Coca-Cola products and other Coca-Cola beverages. The Company has operations in Chile, Brazil and Argentina. In Chile, the areas in which it has distribution franchises are the cities of Santiago, San Antonio and Rancagua. In Brazil, it has distribution franchises in the states of Rio de Janeiro, Espírito Santo, Niteroi, Vitoria, and Nova Iguaçu. In Argentina, it has distribution franchises in the provinces of Mendoza, Córdoba, San Luis, Entre Ríos, Santa Fe, and Rosario. The Company holds a license from The Coca-Cola Company in its territories, Chile, Brazil, and Argentina. Licenses for the territories in Chile and Argentina expire in 2012.  The license for Brazil expires in 2013. All these licenses are issued at the discretion of The Coca-Cola Company. It is expected that the licenses will be renewed upon expiration based on similar terms and conditions.

At December 31, 2011, the Freire Group and related companies controlled the company with 54.97% of the outstanding voting shares.

The main offices of Embotelladora Andina S.A. are located at Avenida El Golf 40, 4th floor, municipality of Las Condes, Santiago, Chile. Its taxpayer identification number is 91,144,000-8.

NOTA 2 - BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1                               Periods covered

These Consolidated Financial Statements encompass the following periods:

Consolidated statements of financial position: At December 31, 2011 and December 31, 2010.

Consolidated income statements by function: The years from January 1 to December 31, 2011 and 2010.

Consolidated statements of comprehensive income: The years from January 1 to December 31, 2011 and 2010.

Consolidated statements of cash flows direct: The years from January 1 to December 31, 2011 and 2010.

Consolidated statements of changes in equity:  Balances and activity between January 1 and December 31, 2011 and 2010.

2.2                               Basis of preparation

The Company’s Consolidated Financial Statements for the years ended December 31, 2011 and 2010 were prepared according to International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (hereinafter “IASB”).

These financial statements comprise the consolidated financial position of Embotelladora Andina S.A. and its subsidiaries as of December 31, 2011 and 2010 along with consolidated income statement by function, consolidated statements of comprehensive income, consolidated statements of cash flows, and consolidated statement of changes in equity for the years ended December 31, 2011 and 2010, which were approved by the Board of Directors during session held on January 31, 2012.

These Consolidated Financial Statements have been prepared based on accounting records kept by the Parent Company and by other entities forming part thereof. Each entity prepares its financial statements following the accounting principles and standards applicable in each country, adjustments and reclassifications have been made, as necessary, in the consolidation process to align such principles and standards and then adapt them to IFRS.

Certain reclassifications were made in the 2010 fiscal year to allow an adequate comparison to the financial statements for this fiscal year.  The most relevant of these reclassifications was deposits in guarantee that were classified as non-financial current assets in 2011.

For the convenience of the reader, these consolidated financial statements have been translated from Spanish to English.

2.3                               Basis of consolidation

2.3.1                             Subsidiaries

The Consolidated Financial Statements include the Financial Statements of the Company and the companies it controls (its subsidiaries). The Company has control when it has the power to direct the financial and operating policies of a company so as to obtain benefits from its activities. They include assets and liabilities as of December 31, 2011 and 2010; and income and cash flows for the years ended December 31, 2011 and 2010. Income or losses from subsidiaries acquired or sold are included in the consolidated financial statements from the effective date of acquisition through the effective date of sale, as applicable.

The acquisition method is used to account for the acquisition of subsidiaries. The acquisition cost is the fair value of assets, of equity securities and of liabilities incurred or assumed on the date of exchange, plus the cost directly attributable to the acquisition. Identifiable assets acquired and identifiable liabilities and contingencies assumed in a business combination are accounted for initially at their fair value as of the acquisition date. The excess acquisition cost above the fair value of the Group’s share in identifiable net assets acquired is recognized as goodwill. If the acquisition cost is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in income.

Intra-group transactions, balances and unrealized gains in intra-group transactions are eliminated. Unrealized losses are also eliminated. Whenever necessary, the accounting policies of subsidiaries are modified to assure uniformity with the policies adopted by the Group.

The value of non-controlling interest in equity and the results of the consolidated subsidiaries is presented in Equity; non-controlling interests, in the Consolidated Statement of Financial Position and in “net income attributable to non-controlling interests,” in the Consolidated Income Statements by Function.

The consolidated financial statements include all assets, liabilities, income, expenses, and cash flows of the company and its subsidiaries after eliminating intra-group balances and transactions.

The list of subsidiaries included in the consolidation is detailed as follows:

		Percentage Interest
		12-31-2011			12-31-2010
Taxpayer ID	Name of the Company	Direct	Indirect	Total	Direct	Indirect	Total
59.144.140-K	Abisa Corp S.A.	—	99.99	99.99	—	99.99	99.99
96.842.970-1	Andina Bottling Investments S.A.	99.90	0.09	99.99	99.90	0.09	99.99
96.836.750-1	Andina Inversiones Societarias S.A.	99.99	—	99.99	99.99	—	99.99
96.972.760-9	Andina Bottling Investments Dos S.A.	99.90	0.09	99.99	99.90	0.09	99.99
Foerign	Embotelladora del Atlántico S.A.	—	99.98	99.98	—	99.98	99.98
Foreign	Rio de Janeiro Refrescos Ltda.	—	99.99	99.99	—	99.99	99.99
78.536.950-5	Servicios Multivending Ltda.	99.90	0.09	99.99	99.90	0.09	99.99
78.861.790-9	Transportes Andina Refrescos Ltda.	99.90	0.09	99.99	99.90	0.09	99.99
76.070.406-7	Embotelladora Andina Chile S.A.	99.99	0.00	99.99	99.90	0.09	99.99
93.899.000-K	Vital S.A. (1)	—	—	—	—	99.99	99.99

(1)          See note 13.2

2.3.2                     Investments in associates accounted for using the equity method

Associates are all entities over which the Group exercises a material influence but does not have control. Investments in associates are accounted for using the equity method and are initially recognized at cost.

The Group’s share in income and losses subsequent to the acquisition of associates is recognized in income.

Unrealized gains in transactions between the Group and its associates are eliminated to the extent of the interest the Group holds in those associates. Unrealized losses are also eliminated unless there is evidence in the transaction of an impairment loss on the asset being transferred. Whenever necessary, the accounting policies of associates are adjusted to assure uniformity with the policies adopted by the Group.

2.4                                Financial reporting by operating segment

IFRS 8 requires that entities disclose information on the revenues of operating segments. In general, this is information that Management and Board of Directors use internally to evaluate the profitability of segments and decide how to allocate resources to them. Therefore, the following operating segments have been determined by geographic location:

•                  Chile operation

•                  Brazil operation

•                  Argentina operation

2.5                                       Foreign currency translation

2.5.1                             Functional currency and currency of presentation

The items included in the financial statements of each of the entities in the Group are valued using the currency of the main economic environment in which the entity does business (“functional currency”). The consolidated financial statements are presented in Chilean pesos, which is the Company’s functional currency and presentation currency.

2.5.2                             Balances and transactions

Foreign currency transactions are converted to the functional currency using the foreign exchange rate prevailing on the date of each transaction. Translation losses and gains in the settlement of these transactions and in the conversion of the foreign currency—denominated assets and liabilities at the closing foreign exchange rates are recognized in the income account by function.

The foreign exchange rates and values prevailing at the close of each fiscal year were:

	Exchange rate to the Chilean peso
	US$	Brazilian	Argentine	Unidad de	€
Date	dollar	Real	Peso	Fomento	Euro
12.31.2011	519.20	276.79	120.63	22,294.03	672.97
12.31.2010	468.01	280.89	117.71	21,455.55	621.53

2.5.3                             Companies in the group

The income statement and financial position of all companies in the Group (none of which uses the currency of a hyperinflationary economy) that use a functional currency other than the presentation currency are translated to the presentation currency in the following way:

(i)                         Assets and liabilities in each statement of financial position are translated at the closing foreign exchange rate at the reporting date;

(ii)                      Income and expenses of each income statement account are translated at the average foreign exchange rate; and

(iii)                   All resulting translation differences are recognized as other comprehensive income.

The Companies that use a functional currency different from the presentation currency of the parent company are:

Company	Functional currency
Rio de Janeiro Refrescos Ltda. (Brazil segment)	Brazilian Real R$
Embotelladora del Atlántico S.A. (Argentina segment)	Argentine Peso A$

In the consolidation, the translation differences arising from the conversion of a net investment in foreign entities are recognized in other comprehensive income. On disposal of the investment, those translation differences are recognized in the income statement as part of the loss or gain on the disposal of the investment.

2.6                                       Property, plant, and equipment

The assets included in property, plant and equipment are recognized at cost, less depreciation and cumulative impairment losses.

The cost of property, plant and equipment includes expenses directly attributable to the acquisition of items and government subsidies originating from the difference between the fair-value valuation of financial liabilities and the preferential government credit rates. The historical cost also includes revaluations and price-level restatement of opening balances at January 1, 2009, due to first-time exemptions in IFRS.

Subsequent costs are included in the value of the original asset or recognized as a separate asset only when it is likely that the future economic benefit associated with the elements of property, plant and equipment will flow to the Group and the cost of the element can be determined reliably. The value of the component that is substituted is derecognized. The remaining repairs and maintenance are charged to the income statement in the fiscal year in which they incurred.

Land is not depreciated. Other assets, net of residual value, are depreciated by distributing the cost of the different components on a straight line basis over the estimated useful life, which is the period during which the companies expect to use them.

The estimated years of useful life are:

Assets	Range in years
Buildings	30-50
Plant and equipment	10-20
Warehouse installations and accessories	10-30
Other accessories	4-5
Motor vehicles	5-7
Other property, plant and equipment	3-8
Bottles and containers	2-8

The residual value and useful lives of assets are revised and adjusted, if necessary, at each reporting date.

When the value of an asset is higher than its estimated recoverable amount, the value is reduced immediately to the recoverable amount.

Losses and gains on the disposal of property, plant, and equipment are calculated by comparing the disposal proceeds to the carrying amount, and are charged to the income statement.

2.7                             Intangible assets

2.7.1                     Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of the Group’s share in identifiable net assets of the subsidiary on the acquisition date. Since goodwill is an intangible asset with no defined useful life, it is impairment-tested each year and appraised at its initial value, less any cumulative impairment losses.

Gains and losses on the sale of an entity include the carrying amount of the goodwill related to that entity.

The goodwill is allocated to cash-generating units (CGU) in order to test for impairment losses. The allocation is made to CGUs that are expected to benefit from the business combination that generated the goodwill.

2.7.2                   Water rights

Water rights that have been paid for are included in the group of intangible assets, carried at acquisition cost. They are not amortized since they have no expiration date, but are annually tested for impairment.

2.8                             Impairment losses

Assets that have an indefinite useful life, such as land, are not amortized and are tested annually for impairment. Amortizable assets are tested for impairment whenever there is an event or change in circumstances indicating that the carrying amount might not be recoverable. An excess carrying value of the asset above its recoverable amount is recognized as an impairment loss. The recoverable amount is the higher of an asset’s fair value less costs to sell and its value in use.

In order to evaluate impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows (cash generating units). Non-financial assets other than goodwill that were impaired are reviewed at each reporting date to determine if impairment loss should be reversed.

2.9                               Financial assets

The Company classifies its financial assets into the following categories: financial assets at fair value through profit or loss, loans and accounts receivable, and assets hold until their maturity. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of financial assets at the time of initial recognition.

2.9.1                     Financial assets at fair value through profit or loss.

Financial assets at fair value through profit or loss are financial assets available for sale. A financial asset is classified in this category if it is acquired mainly for the purpose of being sold in the short term. Assets in this category are classified as current assets.

Losses or gains from changes in fair value of financial assets at fair value through profit and loss are recognized in the income statement under finance income or expenses during the year in which they occur.

2.9.2                     Loans and accounts receivable

Loans and accounts receivable are not quoted on an active market. They are recorded in current assets, unless they are due more than 12 months from the reporting date, in which case they are classified as non-current assets. Loans and accounts receivable are included in trade and other accounts receivable in the consolidated statement of financial position.

2.9.3                     Other financial assets

Other Financial Assets corresponds to bank deposits that the Group’s management has the positive intention and ability to hold until their maturity. They are recorded in current assets because they mature in less than 12 months from the reporting date.

Accrued interests are recognized in the consolidated income statement under finance income during the year in which they occur.

2.10                        Derivatives and hedging

The Company holds derivatives for the purpose of mitigating the exchange rate risk and the price of raw materials and property, plant and equipment.

The derivatives are accounted for at fair value. If positive, they are recorded under “other current financial assets”. If negative, they are recorded under “other current financial liabilities.”

The Company’s derivatives agreements do not qualify as hedges pursuant to IFRS requirements.  Therefore, the changes in fair value are immediately recognized in the income statement under “foreign exchange difference”.

The Company does not use hedge accounting for its foreign investments.

The Company has also evaluated the derivatives implicit in financial contracts and instruments to determine whether their characteristics and risks are closely related to the master agreement, as stipulated by IAS 39.

Fair value hierarchy

The Company had a total liability related to its foreign exchange derivatives contracts of ThCh$163,718, which are classified within the other current financial liabilities and are carried at fair value in the statement of financial position. The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1:	Quoted (unadjusted) prices in active markets for identical assets or liabilities
Level 2:	Assumptions different to quoted prices included in level 1 and that are applicable to assets and liabilities, be it directly (as price) or indirectly (i.e. derived from a price).
Level 3:	Assumptions for assets and liabilities that are not based on information observed directly in the market.

During the year ended December 31, 2011, there were no transfers of items between fair value measurements categories all of which were valued during the period using level 2.

2.11                        Inventory

Inventories are valued at the lower of cost and net realizable value. Cost is determined by using the weighted average cost method. The cost of finished products and of work in progress includes raw materials, direct labor, other direct costs and manufacturing overhead(based on a operating capacity) to bring the goods to marketable condition, but it excludes interest expense. The net realizable value is the estimated selling price in the ordinary course of business, less any variable cost of sale.

Estimates are also made for obsolescence of raw materials and finished products based on turnover and ageing of the items involved.

2.12                        Trade receivable

Trade accounts receivable are recognized initially at their nominal value, given the short term in which they are recovered, less any impairment loss. A provision is made for impairment losses on trade accounts receivable when there is objective evidence that the Company will be incapable of collecting all sums owed according to the original terms of the receivable, based either on individual analyses or on global aging analyses. The carrying amount of the asset is reduced as the provision is used and the loss is recognized in administrative and sales expenses in the consolidated income statement by function.

2.13                        Cash and cash equivalents

Cash and cash equivalents include cash at banks and on hand, time deposits in banks and other short-term, highly liquid investments with purchased original maturities of three months or less.

2.14                        Bank and debt security debt

The resources secured from banks and the issuance of debt securities are initially recognized at their fair value, net of the cost involved in the transaction.  The debt is subsequently appraised with the accrual of interest that matches the present value of the debt to the future amount payable, using the interest rate method.

2.15                        Government Subsidies

Government subsidies are recognized at their fair value when it is sure that the subsidy will be received and that the Group will meet all the established conditions.

Official cost-related subsidies are deferred and recognized in the income account for the period required to correlate them to the costs to be offset.

Official subsidies for the purchase of property, plant and equipment are shown by deducting the item from property, plant and equipment and crediting the income accounts on a straight-line basis during the estimated useful lives of those assets.

2.16                        Income tax

The Company and its subsidiaries in Chile account for income tax according to the net taxable income calculated by the rules in the Income Tax Law. Its subsidiaries abroad do so according to the rules of the respective countries.

Deferred taxes are calculated using the balance sheet - liability method on the temporary differences between the tax basis of assets and liabilities and their carrying amounts in the annual consolidated accounts.

Deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the temporary differences can be offset.

Deferred taxes for temporary differences deriving from investments in subsidiaries and associates are recognized except when the Company can control the timing when the temporary differences will be reversed and it is likely that they will not be reversed in the foreseeable future.

2.17                        Employee benefits

The Company has established a provision to cover employee indemnities that will be paid to its employees according to the individual and collective contracts in place. This provision is accounted for at the actuarial value in accordance with IAS 19. The positive or negative effect on indemnities because of changes in estimates (turnover, mortality, retirement, and other rates) is recorded directly in income.

The Company also has an executive retention plan. It is accounted for as a liability according to the directives of this plan. This plan grants certain executives the right to receive a fixed cash payment on a pre-set date once they have completed the required years of employment.

The Company and its subsidiaries have made a provision for the cost of vacation and other employee benefits on an accrual basis. This liability is recorded under accrued liabilities

2.18                        Provisions

Provisions for litigation are recognized when the company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated.

2.19                        Bottle deposits

This is a liability comprised of cash collateral received from customers for bottles made available to them.

This liability pertains to the deposit amount that is reimbursed if the customer or distributor returns the bottles and cases in good condition, together with the original invoice. Estimation of this liability is based on an inventory of bottles given as a loan to clients and distributors, the estimated amount of bottles in circulation and a historical average weighted value per bottle or case.

2.20                        Revenue recognition

Revenue is measured at fair value of the consideration received or receivable for the sale of goods in the ordinary course of the Company’s business. Revenue is presented net of value-added tax, returns, rebates, and discounts and net of sales between the companies that are consolidated.

The Company recognizes revenue when the amount of revenue can be reliably measured and it is probable that the future economic benefits will flow to the Company.

2.21                        Dividend payments

Dividend payments to the Company’s shareholders are recognized as a liability in the consolidated financial statements of the Company, based on the obligatory 30% minimum in accordance with the Corporations Law.

2.22                        Critical accounting estimates and judgments

The Company makes estimates and judgments about the future. Actual results may differ from previously estimated amounts. The estimates and judgments that might have a material impact on future financial statements are explained below:

2.22.1              Estimated impairment loss on goodwill

The Group test annually whether goodwill has undergone any impairment. The recoverable amounts of cash generating units have been determined on the basis of value in use calculations. The key variables that management must calculate include the sales volume, prices, marketing expense, and other economic factors. Estimating these variables requires considerable judgment by the management, as those variables imply inherent uncertainties. However, the assumptions used are consistent with the Company’s internal planning. Therefore, the management evaluates and updates estimates from time to time according to the conditions affecting these variables. If these assets are deemed to have become impaired, the estimated fair value will be written off, as applicable. Should these assets deteriorate, they will be written off to the estimated fair value or future recoverable value, in accordance with discounted cash flows.  Estimated future free cash flows in Brazil and Argentina were discounted at a rate of 15% and generated a higher value than the respective assets, including the surplus value of the Brazilian and Argentine subsidiaries.

2.22.2              Provision for doubtful receivables

The Company evaluates the possibility of collecting trade accounts receivable using several factors. When the Company becomes aware of a specific inability of a customer to fulfill its financial commitments, a specific provision for doubtful accounts is estimated and recorded, which reduces the recognized receivable to the amount that the Company estimate will ultimately be collected. In addition to specifically identifying potential uncollectible customer accounts, debits for doubtful accounts are accounted for based on the recent history of prior losses and a general assessment of trade accounts receivable, both outstanding and past due, among other factors. The balance of the Company’s trade accounts receivable was ThCh$114,618,699 at December 31, 2011 (ThCh$105,059,078 in 2010), net of an allowance for doubtful accounts provision of ThCh$1,544,574 (ThCh$1,225,556 in 2010). Historically, doubtful accounts have represented an average of less than 1% of consolidated net sales.

2.22.3              Property, plant, and equipment

Property, plant, and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful life of those assets. Changes in circumstances, such as technological advances, changes to the Company’s business model, or changes in its capital strategy might modify the effective useful lives as compared to our estimates. Whenever the Company determines that the useful life of property, plant and equipment might be shortened, it depreciates the excess between the net book value and the estimated recoverable amount according to the revised remaining useful life. Factors such as changes in the planned use of manufacturing equipment, dispensers, and transportation equipment or computer software could make the useful lives of assets shorter. The Company reviews the impairment of long-lived assets each time events or changes in circumstances indicate that the book value of any of those assets might not be recovered. The estimate of future cash flows is based, among other things, on certain assumptions about the expected operating profits in the future. Company estimates of non-discounted cash flows may differ from real cash flows because of, among other reasons, technological changes, economic conditions, changes in the business model, or changes in the operating profit. If the sum of non-discounted cash flows that have been projected (excluding interest) is less than the carrying value of the asset, the asset will be written down to its estimated fair value.

2.22.4              Liabilities for bottle and case collateral

The Company records a liability represented by deposits received in exchange for bottles and cases provided to its customers and distributors. This liability represents the amount of the deposit that must be returned if the client or distributor returns the bottles and cases in good condition, together with the original invoice. This liability is estimated on the basis of an inventory of bottles given as a loan to customers and distributors, estimates of bottles in circulation and a weighted average historical cost per bottle or case. Management must make several assumptions in relation to this liability in order to estimate the number of bottles in circulation, the amount of the deposit that must be reimbursed and the synchronization of disbursements.

2.23                        New IFRS and interpretations of the IFRS Interpretations Committee (IFRSIC)

The following IFRS and Interpretations of the IFRSIC have been published:

New Standards	Mandatory Effective Date
IFRS 9 Financial instruments: Classification and measurement	January 1, 2015
IFRS 10 Consolidated Financial Statements	January 1, 2013
IFRS 11 Joint Arrangements	January 1, 2013
IFRS 12 Disclosure of Interests in Other Entities	January 1, 2013
IFRS 13 Fair Value Measurement	January 1, 2013

IFRS 9 “Financial Instruments”

This Standard introduces new requirements for the classification and measurement of financial assets and early application is permitted.  All financial assets must be classified in their entirety on the basis of the company’s business model for financial asset management and the characteristics of contractual cash flows of financial assets.  Under this standard, financial assets are measured at the amortized cost or fair value.  Only financial assets classified as measured at the amortized cost must be impairment-tested.  This standard applies to years beginning on or after January 1, 2015, and it can be adopted earlier.

IFRS 10 “Consolidated Financial Statements” / NIC 27 “Separate Financial Statements”

This Standard supersedes the part of IAS 27 on Separate and Consolidated Financial Statements that spoke of accounting for consolidated financial statements.  It also includes matters in SIC-12, Special-Purpose Entities. IFRS 10 establishes one single control model that applies to all entities (including special purpose or structured entities).  The changes made by IFRS 10 will require that management exercise significant professional judgment in determining which entity is controlled and which must be consolidated, compared to the requirements in IAS 27.

IFRS 11 “Joint Arrangements”/ NIC 28 “Investments in Associates and Joint Ventures”

IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC 13 Jointly Controlled Entities — Non-Monetary Contributions by Joint Venturers.  IFRS 11 uses some of the terms used in IAS 31, but with different meanings.  IAS 31 identifies 3 types of joint ventures, but IFRS 11 only considers of 2 types (joint ventures and joint operations) when there is a joint control.  Since IFRS 11 uses the IFRS 10 principle of control to identify control, determining whether there is a joint control can change.  Moreover, IFRS 11 takes away the alternative of accounting for jointly controlled entities (JCEs) using a proportional consolidation.  Instead, JCEs meeting the definition of joint ventures must be accounted for using the equity method.  An entity must recognize the assets, liabilities, income and expenses, if any, of joint operations, which include jointly controlled assets, former jointly controlled operations and former JCEs.

IFRS 12 “Disclosure of Interests in Other Entities”

IFRS 12 includes all consolidation-related disclosures that were previously in IAS 27 as well as all disclosures previously included in IAS 31 and IAS 28.  These disclosures relate to the interests in related companies, joint arrangements, associates and structured entities.  A number of new disclosures are also required.

IFRS 13 “Fair Value Measurement”

IFRS 13 establishes a new guide on how to measure fair value, when required or permitted by IFRS.  When an entity must use the fair value remains the same.  The standard changes the definition of fair value—Fair Value:  The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price).  Some new disclosures are also added.

Improvements and amendments	Mandatory Effective date
IAS 1 Presentation of Financial Statements — Presentation of Other Comprehensive Income Components	July 1, 2012
IAS 12 Deferred Taxes: Recovery of Underlying Assets	January 1, 2012
IAS 19 Employee benefits (2011)	January 1, 2013
IAS 32 Financial Instruments Presentation	January 1, 2014

IAS 1 Presentation of Financial Statements

The changes to IAS 1 relate to the presentation of items in Other Comprehensive Income.  The choice is granted of explaining the income for the period and comprehensive income in a single section or separately.  Paragraphs on information to be presented for the period’s income and other comprehensive income were also amended.  This means the following amendments to other standards affected by this improvement: IFRS 1 First-Time Adoption of International Financial Reporting Standards:  Paragraph 21 is amended and paragraph 39k is added; IFRS 5 Non-Current Assets Held for Sale and Discontinued Operations:  Paragraph 33A was amended and paragraph 44I was added; IFRS 7 Financial Instruments:  Disclosures:  paragraph 27B was amended and 44Q added; IAS 12 Income Taxes:  paragraph 77 was amended, 77A was eliminated and 98B added; IAS 20 Government Grants and Disclosure of Government Assistance:  paragraph 29 was amended, 29A was eliminated and 46 was added; IAS 21 Changes in Foreign Exchange Rates:  paragraph 39 was amended and 60H was added; IAS 32 Financial Instruments:  Presentation:  paragraph 40 was amended and 97K was added; IAS 33 Earnings per Share:  paragraphs 4A, 67A, 68A and 73A were amended and 74D was added; IAS 34 Interim Financial Reporting:  paragraphs 8, 8A, 11A and 20 were amended and 51 was added.

These amendments must be incorporated obligatorily for years beginning on or after July 1, 2012.  They can be applied early, which must be disclosed.

IAS 12 “Income Taxes”

IAS 12 introduces a refutable presumption that deferred taxes on investment properties, measured using a fair value model, will be recognized on a sale presumption basis unless the entity has a business model that can show that the investment properties will be consumed through the business throughout its economic cycle.  If it is consumed, a consumption basis must be adopted.  The improvement also introduces the requirement that deferred taxes on non-depreciable assets measured using the revaluation model of IAS 16 must also be measured on a sales basis.  It must be applied for years starting on or after January 1, 2012.

IAS 19 “Employee Benefits”

On June 16, 2011, the IASB published changes to IAS 19, Employee Benefits, which changed the accounting of defined benefit plans and termination benefits.  The changes require recognizing changes in the liability for defined benefits and in the assets of the plan when those changes occur.  The focus on the broker is eliminated and the recognition of costs of past services is accelerated.  The changes in the liability for defined benefits and the assets in the plan are disaggregated into three components:  service costs, net interest on net (assets) liabilities for defined benefits and re-measurement of net (assets) liabilities for defined benefits.  The net interest is calculated using a rate of return on high quality corporate bonds.  This could be lower than the rate actually used to calculate the expected return on the plan’s assets and result in a reduction in fiscal year profit.  The changes take effect for years starting on or after January 1, 2013 and they can be applied early.  A retroactive application is required, with certain exceptions.

IAS 32 “Financial Instruments Presentation”

The changes to IAS 32, issued in December 2011, are intended to clarify differences in how it applies to compensation and to reduce the level of diversity in actual practice.  The standard applies effective January 1, 2014 and it can be adopted early.

Management assessed the impact of these new pronouncements and interpretations and does not anticipate that its adoption will lead to a significant impact on the annual information of Embotelladora Andina S.A. and subsidiaries in the year of initial application.

NOTE 3 —  REPORTING BY SEGMENT

The Company provides information by segments according to IFRS 8 “Operating Segments”, that establishes standards for reporting by operating segment and related disclosures for products, services, and geographic areas.

The Company’s Board of Directors and Management measures and evaluates performance of segments according to the operating income of each of the countries where there are franchises.

The operating segments are disclosed coherently with the presentation of internal reports to the senior officer in charge of operating decisions. That officer has been identified as the Company Board of Directors, which makes strategic decisions.

The segments defined by the Company for strategic decision-making are geographic. Therefore, the reporting segments correspond to:

•                 Chilean operations

•                 Brazilian operations

•                 Argentine operations

The three operating segments conduct their business through the production and sale of soft drinks, other beverages, and packaging.

The expenses and income associated with corporate management were assigned to the Chilean operation in the operating segments soft drinks.

The total income by segment includes sales to unrelated customers and inter-segment sales, as indicated in the Company’s consolidated statement of income.

A summary of the operations by segment of the Company is detailed as follows, according to IFRS:

For the year ended December 31, 2011	Chile Operation	Argentina Operation	Brazil Operation	Consolidated Total
	ThCh$	ThCh$	ThCh$	ThCh$

Operating revenue from external customers, total	304,948,177	232,222,929	445,693,311	982,864,417
Interest income, total for segments	1,490,143	140,622	1,551,669	3,182,434
Interest expense, total for segments	(5,513,503)	(1,063,755)	(657,918)	(7,235,176)
Interest income, net, total for segments	(4.023.360)	(923,133)	893,751	(4,052,742)
Depreciation and amortization, total for segments	(15,894,245)	(7,780,619)	(15,822,662)	(39,497,526)
Sums of significant income items, total	4,001,479	497,269	2,239,588	6,738,336
Sums of significant expense items, total	(249,291,504)	(209,576,210)	(390,157,347)	(849,025,061)
Net income of the segment reported, total	39,740,547	14,440,236	42,846,641	97,027,424

Share of the entity in income of associates accounted for using the equity method, total	2,663,439	—	(637,281)	2,026,158
Income tax expense (income), total	(7,539,223)	(7,766,215)	(19,379,223)	(34,684,661)

Segment assets, total	322,057,645	124,177,733	303,784,192	750,019,570

Carrying amount in associates and joint ventures accounted for using the equity method, total	36,568,610	—	23,722,356	60,290,966

Capital expenditures and other	77,195,636	25,311,303	28,951,005	131,457,944
Liabilities of the segments, total	148,215,988	81,156,042	98,668,620	328,040,650

For the year ended December 31, 2010	Chile Operation	Argentina Operation	Brazil Operation	Consolidated Total
	ThCh$	ThCh$	ThCh$	ThCh$

Operating revenue from external customers, total	295,658,591	185,273,657	407,781,634	888,713,882
Interest income, total for segments	1,176,029	253,667	1,946,442	3,376,138
Interest expense, total for segments	(5,256,730)	(1,069,665)	(1,075,436)	(7,401,831)
Interest income, net, total for segments	(4,080,701)	(815,998)	871,006	(4,025,693)
Depreciation and amortization, total for segments	(15,958,801)	(7,204,876)	(13,850,832)	(37,014,509)
Sums of significant income items, total	868,878	81,927	2,539,815	3,490,620
Sums of significant expense items, total	(236,598,062)	(164,453,198)	(346,512,976)	(747,564,236)

Net income of the segment reported, total	39,889,905	12,881,512	50,828,647	103,600,064

Share of the entity in income of associates accounted for using the equity method, total	519,441	—	1,795,494	2,314,935
Income tax expense (income), total	(7,632,006)	(6,963,258)	(21,744,976)	(36,340,240)

Segment assets, total	324,947,619	84,478,546	285,779,539	695,205,704
Carrying amount in associates and joint ventures accounted for using the equity method, total	25,772,670	—	24,981,498	50,754,168

Capital expenditures and other	49,987,257	9,867,356	50,836,233	110,690,846
Liabilities of the segments, total	127,917,724	44,719,133	127,704,251	300,341,108

NOTE 4 —  CASH AND CASH EQUIVALENTS

Cash and cash equivalents are detailed as follows as of December 31, 2011 and 2010:

Description	12.31.2011	12.31.2010
By item	ThCh$	ThCh$

Deposits	138,410	1,039,952
Bank Balances	16,326,710	13,267,099
Money Market Funds	243,991	28,394,995
Cash	14,588,811	5,561,034
Cash and cash equivalents	31,297,922	48,263,080

By currency	ThCh$	ThCh$

Dollar	2,724,252	2,962,900
Euro	243,991	345,623
Argentine Peso	5,020,278	1,705,533
Chilean Peso	6,340,907	25,646,505
Real	16,968,494	17,602,519
Cash and cash equivalents	31,297,922	48,263,080

4.1             Time deposits

Time deposits defined as Cash and cash equivalents are detailed as follows at December 31, 2011 and 2010:

Placement	Entity	Currency	Principal	Annual Rate	Balance at 12.31.2011
			ThCh$	%	ThCh$

12.29.2011	Banco BBVA	Euro	243,449	0.350	243,991
Total					243.991

Placement	Entity	Currency	Principal	Annual Rate	Balance at 12.31.2010
			ThCh$	%	ThCh$

12.17.2010	Banco Santander	Chilean peso	7,000,000	3.720%	7,004,005
01.13.2010	Banco de Chile	Unidad de Fomento	4,410,633	1.700%	4,602,188
01.13.2010	Banco Estado	Unidad de Fomento	4,410,633	1.650%	4,599,975
12.02.2010	Banco BBVA	Euros	354,271	0.210%	345,623
12.13.2010	Banco BBVA	Argentine peso	14,392	10.000%	14,192
03.29.2010	Banco Votorantim	Real	31,383	8.820%	33,230
09.30.2010	Banco Itaú	Real	2,846,938	8.830%	2,859,355
11.23.2010	Banco Itaú	Real	2,814,206	8.830%	2,828,751
04.14.2010	Banco Itaú	Real	397,500	8.830%	398,609
07.27.2010	Banco Itaú	Real	2,891,489	8.830%	2,900,221
12.30.2010	Banco Itaú	Real	2,808,846	8.830%	2,808,846
Total					28,394,995

4.2             Money Market

Mutual fund shares are valued at the share value at the close of each fiscal year. Variations in the value of shares during the respective fiscal periods are accounted for as a debit or credit to income. Below is a description for the end of each period:

Institution	12.31.2011	12.31.2010
	ThCh$	ThCh$

Itaú money market fund	6,281,070	—
BBVA money market fund	770,000	—
Western Assets Institutional Cash	2,877,501	1,417,175
BCI money market fund	—	163,000
Corporate money market fund	2,093,339	37,384
Galicia money market fund	2,566,901	—
Banchile money market fund	—	3,943,475
Total mutual funds	14,588,811	5,561,034

NOTE 5 —            OTHER CURRENT FINANCIAL ASSETS

Below are the financial instruments held by the Company at December 31, 2011 and 2010, other than cash and cash equivalents.  They consist of time deposits expiring in the short term (more than 90 days) and restricted mutual funds.  The detail of financial instruments is detailed as follows:

Time deposits

Placement	Maturity				Annual	Balance at
date	date	Entity	Currency	Principal	Rate	12.31.2011
				ThCh$	%	ThCh$

08.04.2011	01.18.2012	Banco BBVA	Unidad de Fomento	4,000,000	3.44	4,119,995
08.04.2011	01.18.2012	Banco Estado	Unidad de Fomento	4,000,000	3.48	4,138,046
12.21.2011	05.09.2012	Banco Corpbanca	Unidad de Fomento	2,500,000	5.00	2,505,892
12.21.2011	05.09.2012	Banco Chile	Unidad de Fomento	2,500,000	4.70	2,505,684
12.16.2011	02.20.2012(1)	Banco Galicia	APeso argentino	711,717	20.00	716,403
03.25.2011	03.20.2012	Banco Votorantin	Real	17,759	8.82	19,007
				Total		14,005,027

Mutual Funds

Institution	12.31.2011
ThCh$
Banco Galicia money market fund (1)	1,656,156
Total	1,656,156

Total other current financial assets 2011	15,661,183

(1) These are financial investments the use of which is restricted because they were made to comply with the guarantees of derivatives transactions performed by the Company.

Time deposits

Placement date	Maturity date	Entity	Currency	Principal	Annual Rate	Balance at 12.31.2010
				ThCh$	%	ThCh$

05.12.10	04.29.11	Banco BBVA	Unidad de Fomento	456,766	0.57	467,322
05.12.10	09.30.11	Banco BBVA	Unidad de Fomento	228,383	1.37	234,861
05.12.10	12.29.11	Banco BBVA	Unidad de Fomento	228,383	1.37	256,423
04.23.10	05.30.11	Banco BBVA	Unidad de Fomento	12,114,877	0.00	12,362,024
05.03.10	05.09.11	Banco BCI	Unidad de Fomento	11,914,000	0.00	12,153,007
06.14.10	05.09.11	Banco Itaú	Unidad de Fomento	4,770,768	0.40	4,848,825
07.01.10	05.09.11	Banco Itaú	Unidad de Fomento	2,713,000	0.70	2,754,825
08.03.10	08.09.11	Banco Itaú	Unidad de Fomento	1,000,000	0.52	1,012,928
10.28.10	05.09.11	Banco Itaú	Unidad de Fomento	4,000,000	2.86	4,033,440
10.28.10	05.09.11	Banco de Chile	Unidad de Fomento	4,000,000	2.45	4,030,516
04.12.10	04.12.11	Banco BBVA	Peso Chileno	6,644,069	2.40	6,760,563
Total other current financial assets 2011						48,914,734

NOTE 6 —            CURRENT AND NON-CURRENT NON-FINANCIAL ASSETS

Note 6.1                           Other current non-financial assets

Description	12.31.2011	12.31.2010
	ThCh$	ThCh$

Prepaid Insurance	77,228	288,588
Prepaid Expenses	2,933,946	1,897,584
Fiscal credit remaining	11,704,342	4,257,271
Other current assets	45,342	492,374
Total	14,760,858	6,935,817

Note 6.2                           Other non-current, non-financial assets

Description	12.31.2011	12.31.2010
	ThCh$	ThCh$

Prepaid expenses	2,275,128	2,180,033
Fiscal credits	6,529,944	5,681,851
Judicial deposits	19,989,604	12,720,300
Others	1,399,133	925,570
Total	30,193,809	21,507,754

NOTE 7 —  TRADE AND OTHER ACCOUNTS RECEIVABLE

The composition of trade and other accounts receivable is detailed as follows:

	12.31.2011		12.31.2010
Description	Current	Non- current	Current	Non- current
	ThCh$	ThCh$	ThCh$	ThCh$

Trade accounts receivable	71,818,536	—	64,317,502	—
Notes receivables	14,932,418	7,175,660	16,325,466	7,585,983
Other accounts receivable	22,236,659	—	17,837,185	218,498
Allowance for doubtful accounts	(1,544,574)	—	(1,225,556)	—

Total	107,443,039	7,175,660	97,254,597	7,804,481

The change in the allowance for doubtful accounts between January 1 and December 31, 2011 and 2010 is presented below:

Item	12.31.2011	12.31.2010
	ThCh$	ThCh$

Initial balance	1,225,556	1,688,988
Increase	1,610,540	629,409
Use of allowance	(1,368,084)	(970,352)
Increase (decrease) because of foreign exchange	76,562	(122,489)
Movement	319,018	(463,432)
Final balance	1,544,574	1,225,556

NOTE 8 —  INVENTORY

The composition of inventory balances is detailed as follows:

Description	12.31.2011	12.31.2010
	ThCh$	ThCh$

Raw materials	29,518,840	23,117,229
Merchandise	6,949,830	7,061,966
Production inputs	1,386,122	853,130
Products in progress	256,273	97,467
Finished goods	11,215,868	13,922,337
Spare parts	8,136,491	8,704,152
Other inventory	765,020	643,091
Obsolescence allowance	(741,786)	(683,863)
Balance	57,486,658	53,715,509

The cost of inventory recognized as a cost of sales totaled ThCh$578,581,184 and ThCh$506,882,144  at December 31, 2011 and 2010, respectively.

NOTE 9 —  INCOME TAX AND DEFERRED TAXES

At 2011 year end, the Company had a taxable profits fund for ThCh$60,878,457, comprised of profits with credits for first category income tax amounting to ThCh$55,056,834 and profits with no credit amounting to ThCh$5,821,623.

9.1                               Current taxes receivable

The current taxes receivable consisted of the following items:

Description	12.31.2011	12.31.2010
	ThCh$	ThCh$

Monthly income tax installments	1,646,502	1,091,997
Tax credits (1)	817,064	1,196,728
Balance	2,463,566	2,288,725

(1)     That item corresponds to tax income credit on account of training expenses, purchase of property, plant and equipment and donations.

9.2                               Current taxes payable

Current taxes payable are detailed as follows:

Description	12.31.2011	12.31.2010
	ThCh$	ThCh$
Income tax	3,459,329	3,877,563
Other	361,918	131,826
Balance	3,821,247	4,009,389

9.3                               Tax expense

The income tax and deferred tax expenses for the years ended December 31, 2011 and 2010 are detailed as follows:

Description	12.31.2011	12.31.2010
	ThCh$	ThCh$
Current tax expense	31,384,666	31,847,824
Adjustment to current tax from previous year	371,547	114,521
Other current tax expenses	396,319	10,276
Total net current tax expense	32,152,532	31,972,621

Deferred tax expenses	2,532,129	4,367,619
Total deferred tax expenses	2,532,129	4,367,619

Total income tax expense	34,684,661	36,340,240

9.4                               Deferred taxes

The net cumulative balances of temporary differences originating in deferred tax assets and liabilities are detailed below:

	12.31.2011		12.31.2010
Temporary differences	Assets	Liabilities	Assets	Liabilities
	ThCh$	ThCh$	ThCh$	ThCh$

Property, plant and equipment	897,101	22,769,301	—	22,702,343
Impairment accrual	865,769	—	1,302,801	—
Employee benefits	1,462,239	—	2,386,307	—
Post-employment benefits	—	510,613	9,550	82,143
Tax losses	705,861	—	—	—
Contingency provision	2,215,553	—	1,620,901	—
Foreign exchange rate difference (debt Brazil)	—	11,698,815		13,506,899
Allowance for doubtful accounts	368,947	—	446,516	—
Tax income for inventory holding (Argentina)	1,066,527	—	663,663	—
Derivatives	—	—	183,444	—
Tax incentives	—	7,900,864	—	5,335,199
Other	478,230	426,124	278,427	865,764
Total	8,060,227	43,305,717	6,891,609	42,492,348

9.5                               Deferred tax liability movement

Movement in deferred liability accounts is detailed as follows:

Item	12.31.2011	12.31.2010
	ThCh$	ThCh$

Initial Balance	42,492,348	39,435,167
Increase in deferred tax liabilities	3,629,952	4,657,692
Divestiture by sale of business (Sale of ownership interest in Vital S.A.)	(1,075,367)	—
Decrease due to foreign currency translation	(1,741,216)	(1,600,511)
Movements	813,369	3,057,181
Final balance	43,305,717	42,492,348

9.6                               Distribution of domestic and foreign tax expenses

As of December 31, 2011 and 2010, domestic and foreign tax expenses are detailed as follows

Income tax	12.31.2011	12.31.2010
	ThCh$	ThCh$
Current taxes
Foreign	(24,138,759)	(26,000,138)
Domestic	(8,013,773)	(5,972,483)
Current tax expense	(32,152,532)	(31,972,621)

Deferred taxes
Foreign	(3,006,679)	(3,293,124)
Domestic	474,550	(1,074,495)
Deferred tax expense	(2,532,129)	(4,367,619)
Income tax expense	(34,684,661)	(36,340,240)

9.7                                       Reconciliation of effective rate

Below is the reconciliation of tax expenses at the legal rate and tax expenses at the effective rate:

Reconciliation of effective rate	12.31.2011	12.31.2010
	ThCh$	ThCh$
Income before taxes	131,712,085	139,940,304
Tax expense at legal rate (20%)	(26,342,417)	—
Tax expense at legal rate (17%)	—	(23,789,852)
Effect of tax rate in other jurisdictions	(11,459,545)	(15,161,635)

Permanent differences:
Investments in equity investees accounted for using the equity method and consolidation	4,190,331	4,754,092
Non-tax-deductible expenses	(868,025)	(213,192)
Other	(205,005)	(1,929,653)
Tax expense adjustment	3,117,301	2,611,247

Tax expense at effective rate	(34,684,661)	(36,340,240)
Effective rate	26.3%	26.0%

The income tax rates applicable in each of the jurisdictions where the company does business are detailed as follows:

Country	Rate
Chile	20%
Brasil	34%
Argentina	35%

NOTE 10 —  PROPERTY, PLANT, AND EQUIPMENT

10.1                                Balances

Property, plant and equipment at the end of each year are detailed below:

	Gross property, plant and equipment		Cumulative depreciation and impairment loss		Net property, plant and equipment
Item	12.31.2011	12.31.2010	12.31.2011	12.31.2010	12.31.2011	12.31.2010
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Construction in progress	47,924,160	23,506,510	—	—	47,924,160	23,506,510
Land	34,838,977	36,523,803	—	—	34,838,977	36,523,803
Buildings	93,603,989	92,227,198	(28,249,427)	(29,245,272)	65,354,562	62,981,926
Plant and equipment	264,342,629	232,604,986	(155,026,259)	(154,729,140)	109,316,370	77,875,846
Information technology equipment	11,416,373	10,825,556	(9,273,033)	(8,756,221)	2,143,340	2,069,335
Fixed installations and accessories	29.878.815	30,603,706	(14,428,606)	(14,319,552)	15,450,209	16,284,154
Motor vehicles	4,871,319	5,627,463	(2,932,515)	(3,757,415)	1,938,804	1,870,048
Improvements to leased property	153,483	155,755	(129,503)	(110,832)	23,980	44,923
Other property, plant and equipment (1)	250.672.995	286,065,161	(177,598,930)	(215,739,526)	73,074,065	70,325,635
Total	737,702,740	718,140,138	(387,638,273)	(426,657,958)	350,064,467	291,482,180

(1)         Other property, plant and equipment is composed of bottles, market assets, furniture and other minor goods.  The net balance of each of these categories at December 31, 2011 and 2010 is detailed as follows:

Other property, plant and equipment	12.31.2011	12.31.2010
	ThCh$	ThCh$
Bottles	36,737,104	38,230,257
Marketing and promotional assets	19,478,303	18,153,012
Other property, plant and equipment	16,858,658	13,942,366
Total	73,074,065	70,325,635

The Company has an insurance to protect its property, plant and equipment and its inventory from potential losses.The geographic distribution of those assets is detailed as follows:

Chile: Santiago, Puente Alto, Maipú, Renca, Rancagua and San Antonio

Argentina:  Buenos Aires, Mendoza, Córdoba and Rosario

Brazil:  Río de Janeiro, Niteroi, Campos, Cabo Frío, Nova Iguaçu, Espírito Santo and Vitoria

10.2        Movements

Movements in property, plant and equipment are detailed as follows between January 1 and December 31, 2011 and 2010:

For the year ended 12.31.2011	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT Equipment, net	Fixed installations and accessories, net	Motor vehicles, net	Improvements to leased property, net	Other property, plant and equipment, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Initial balance	23,506,510	36,523,803	62,981,926	77,875,846	2,069,335	16,284,154	1,870,048	44,923	70,325,635	291,482,180
Deconsolidation of Vital S.A. because control was lost	—	(1,789,538)	(5,234,227)	(6,749,334)	—	—	—	—	(732,167)	(14,505,266)

Additions	52,845,762	(973)	2,076,108	30,838,285	601,044	45,516	499,615	—	31,524,654	118,430,011

Disposals	(13,506)	(120,727)	(762,174)	(17,571)	(185)	(30,395)	—	—	(49,852)	(994,410)
Transfers between items of property, plant and equipment	(28,409,020)	283,495	8,785,405	21,589,748	398,449	1,810,434	14,956	—	(4,473,467)	—

Depreciation expense	—	—	(2,022,571)	(13,713,542)	(931,282)	(1,117,400)	(379,172)	(21,250)	(20,650,320)	(38,835,537)
Increase (decrease) in foreign currency translation	(24,574)	(67,205)	(179,705)	(542,938)	6,023	26,995	(1,980)	307	(280,024)	(1,063,101)

Other increases (decreases)	18,988	10,122	(290,200)	35,876	(44)	(1,569,095)	(64,663)	—	(2,590,394)	(4,449,410)

Total movements	24,417,650	(1,684,826)	2,372,636	31,440,524	74,005	(833,945)	68,756	(20,943)	2,748,430	58,582,287

Final balance	47,924,160	34,838,977	65,354,562	109,316,370	2,143,340	15,450,209	1,938,804	23,980	73,074,065	350,064,467

For the year ended 12.31.2010	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT Equipment, net	Fixed installations and accessories, net	Motor vehicles, net	Improvements to leased property, net	Other property, plant and equipment, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Initial balance	5,487,011	37,046,146	61,570,532	72,648,457	2,139,891	16,664,567	1,416,740	79,336	50,816,411	247,869,091

Additions	32,097,391	501,788	1,834,762	21,923,605	669,553	60,376	895,781	—	32,592,914	90,576,170

Disposals	—	(10,039)	(71,333)	(225,383)	(350)	—	(4,342)	—	(206,873)	(518,320)
Transfers between items of property, plant and equipment	(13,807,070)	—	3,515,683	2,022,179	258,089	661,830	1,324	—	7,347,965	—
Depreciation expense	—	—	(1,829,939)	(13,445,509)	(938,545)	(985,366)	(355,283)	(32,584)	(18,519,806)	(36,107,032)
Increase (decrease) in foreign currency translation	(270,822)	(1,014,092)	(2,048,206)	(4,838,392)	(58,043)	(119,494)	(60,895)	(1,829)	(606,776)	(9,018,549)
Other increases (decreases)	—	—	10,427	(209,111)	(1,260)	2,241	(23,277)	—	(1,098,200)	(1,319,180)

Total movements	18,019,499	(522,343)	1,411,394	5,227,389	(70,556)	(380,413)	453,308	(34,413)	19,509,224	43,613,089

Final balance	23,506,510	36,523,803	62,981,926	77,875,846	2,069,335	16,284,154	1,870,048	44,923	70,325,635	291,482,180

NOTE 11 —  RELATED PARTY DISCLOSURES

Balances and transactions with related parties as of December 31, 2011and 2010 are detailed as follows:

11.1           Accounts receivable:

11.1.1       Current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	12.31.2011	12.31.2010
					ThCh$	ThCh$
96.714.870-9	Coca-Cola de Chile S. A.	Shareholder	Chile	Chilean peso	6,014,176	—
86.881.400-4	Envases CMF S. A.	Associate	Chile	Chilean peso	338,765	—
93.473.000-3	Embotelladoras Coca-Cola Polar S.A.	Related to shareholder	Chile	Chilean peso	66,052	248,273
Total					6,418,993	248,273

11.1.2       Non-current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	12.31.2011	12.31.2010
					ThCh$	ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Chilean peso	11,187	8,847

Total					11,187	8,847

11.2           Accounts Payable :

11.2.1       Current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	12.31.2011	12.31.2010
					ThCh$	ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Chilean peso	—	3,959,060
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Related to shareholder	Argentina	Argentine peso	962.725	2,725,508
Foreign	Recofarma do Indústrias Amazonas Ltda.	Related to shareholder	Brazil	Real	6.287.520	3,834,762
96.705.990-0	Envases Central S.A.	Associate	Chile	Chilean peso	2,200,977	1,005,828
86.881.400-4	Envases CMF S.A.	Associate	Chile	Chilean peso	—	1,216,955
76.389.720-6	Vital Aguas S.A.	Associate	Chile	Chilean peso	732,249	630,927
89.996.200-1	Envases del Pacífico S.A.	Director común	Chile	Chilean peso	—	173,850
93.891.720-k	Coca-Cola Embonor S.A.	Related to shareholder	Chile	Chilean peso	—	776,583
96.648.500-0	Vital Jugos S.A.	Associate	Chile	Chilean peso	1,175,567	—

Total					11,359,038	14,323,473

11.3        Transactions:

Taxpayer ID	Company	Relationship	Country of origin	Description of transaction	Currency	Cumulative 12.31.2011 ThCh$
96.648.500-0	Vital S.A.	Associate	Chile	Sale of raw materials	Chilean peso	5,589,681
96.648.500-0	Vital S.A.	Associate	Chile	Collection of loans	Chilean peso	3,102,400
96.648.500-0	Vital S.A.	Associate	Chile	Purchase of finished products	Chilean peso	21,687,373
96.648.500-0	Vital S.A.	Associate	Chile	Loan granted	Chilean peso	2,600,000
96.705.990-0	Envases Central S.A.	Associate	Chile	Purchase of finished products	Chilean peso	19,170,427
96.705.990-0	Envases Central S. A.	Associate	Chile	Sale of raw materials	Chilean peso	3,345,527
96.714.870-9	Coca Cola de Chile S.A.	Shareholder	Chile	Concentrate purchase	Chilean peso	66,279,629
96.714.870-9	Coca Cola de Chile S.A.	Shareholder	Chile	Purchase of advertising services	Chilean peso	2,300,351
96.714.870-9	Coca Cola de Chile S.A.	Shareholder	Chile	Sale of marketing services	Chilean peso	791,098
96.714.870-9	Coca Cola de Chile S.A.	Shareholder	Chile	Sale of raw materials and others	Chilean peso	6,147,836
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of bottles	Chilean peso	10,574,791
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of packaging materials	Chilean peso	1,294,064
76.389.720-6	Vital Aguas S.A.	Associate	Chile	Purchase of finished products	Chilean peso	6,191,936
Extranjera	Recofarma do Industrias Amazonas Ltda	Related to shareholder	Brazil	Concentrate purchase	Real	83,833,396
Extranjera	Recofarma do Industrias Amazonas Ltda.	Related to shareholder	Brazil	Reimbursement and other purchases	Real	1,371,278
Extranjera	Recofarma do Industrias Amazonas Ltda.	Related to shareholder	Brazil	Advertising participation payment	Real	18,489,621
Extranjera	Servicio y Productos para Bebidas Refrescantes S.R.L.	Related to shareholder	Argentina	Concentrate purchase	Argentine peso	50,482,708
Extranjera	Servicio y Productos para Bebidas Refrescantes S.R.L.	Related to shareholder	Argentina	Advertising rights, rewards and others	Argentine peso	2,099,957
Extranjera	Servicio y Productos para Bebidas Refrescantes S.R.L.	Related to shareholder	Argentina	Collection of advertising participation	Argentine peso	5,078,692
96.815.680-2	BBVA Administradora General de Fondos	Related to director	Chile	Investment in mutual funds	Chilean peso	33,625,000
96.815.680-2	BBVA Administradora General de Fondos	Related to director	Chile	Redemption of mutual funds	Chilean peso	33,625,000
96.815.680-2	BBVA Administradora General de Fondos	Related to director	Chile	Investments in time deposits	Chilean peso	723,921
96.815.680-2	BBVA Administradora General de Fondos	Related to director	Chile	Bank loans	Chilean peso	3,498,249
96.815.680-2	BBVA Administradora General de Fondos	Related to director	Chile	Redemption of time deposits	Chilean peso	1,434,234
96.815.680-2	BBVA Administradora General de Fondos	Related to director	Chile	Payment of bank loans	Chilean peso	3,498,249
84.505.800-8	Vendomática S.A.	Related to director	Chile	Sale of finished products	Chilean peso	1,330,544
79.753.810-8	Claro y Cia .	Related to director	Chile	Legal Counsel	Chilean peso	246,548
89.996.200-1	Envases del Pacífico S.A.	Related to director	Chile	Raw materials purchased	Chilean peso	355,460

Taxpayer ID	Company	Relationship	Country of origin	Description of transaction	Currency	Cumulative 12.31.2010 ThCh$
96.705.990-0	Envases Central S.A.	Associate	Chile	Purchase of finished products	Chilean peso	17,810,345
96.705.990-0	Envases Central S.A.	Associate	Chile	Sale of raw materials	Chilean peso	2,542,071
96.714.870-9	Coca Cola de Chile S.A.	Associate	Chile	Concentrate purchase	Chilean peso	64,448,337
96.714.870-9	Coca Cola de Chile S.A.	Associate	Chile	Advertising payment	Chilean peso	1,857,135
96.714.870-9	Coca Cola de Chile S.A.	Associate	Chile	Services rendered	Chilean peso	3,292,507
96.714.870-9	Coca Cola de Chile S.A.	Associate	Chile	Advertising collection	Chilean peso	989,554
Extranjera	Recofarma do Industrias Amazonas Ltda.	Related to shareholder	Brazil	Concentrate purchase	Real	61,827,392
Extranjera	Recofarma do Industrias Amazonas Ltda.	Related to shareholder	Brazil	Reimbursement and other purchases	Real	1,188,468
Extranjera	Recofarma do Industrias Amazonas Ltda.	Related to shareholder	Brazil	Advertising participation payment	Real	13,851,240
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of bottles	Chilean peso	7,636,480
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of packaging materials	Chilean peso	409,929
84.505.800-8	Vendomática S.A	Related to director	Chile	Sale of finished products	Chilean peso	1,401,691
84.505.800-8	Vendomática S.A	Related to director	Chile	Supply and advertising agreement	Chilean peso	250,000
96.815.680-2	BBVA Administración General de Fondos	Related to director	Chile	Investment in mutual funds	Chilean peso	34,148,000
96.815.680-2	BBVA Administración General de Fondos	Related to director	Chile	Redemption of mutual funds	Chilean peso	36,992,000
76.389.720-6	Vital Aguas S.A.	Associate	Chile	Purchase of finished products	Chilean peso	5,676,978
76.389.720-6	Vital Aguas S.A.	Associate	Chile	Services rendered	Chilean peso	254,909
Extranjera	Servicio y Productos para Bebidas Refrescantes S.R.L.	Related to shareholder	Argentina	Concentrate purchase	Argentine peso	39,404,175
Extranjera	Servicio y Productos para Bebidas Refrescantes S.R.L.	Related to shareholder	Argentina	Advertising rights, rewards and others	Argentine peso	1,587,201
Extranjera	Servicio y Productos para Bebidas Refrescantes S.R.L.	Related to shareholder	Argentina	Collection of advertising participation	Argentine peso	6,218,762
96.891.720-K	Coca-Cola Embonor S. A.	Related to shareholder	Chile	Sale of finished products	Chilean peso	8,236,127
96.517.310-2	Embotelladora Iquique S.A.	Related to shareholder	Chile	Sale of finished products	Chilean peso	689,551
93.473.000-3	Embotelladora Coca-Cola Polar S.A.	Related to shareholder	Chile	Sale of finished products	Chilean peso	5,243,772
89.996.200-1	Envases del Pacífico S.A.	Related to shareholder	Chile	Raw materials purchased	Chilean peso	481,592

11.4                                Payroll and benefits of the Company’s key employees

At the end of the year December 31, 2011 and 2010, respectively, the salary and benefits paid to the Company’s key employees, corresponding to directors and managers, are detailed as follows:

Full description	12.31.2011	12.31.2010
	ThCh$	ThCh$
Executive wages, salaries and benefits	4,324,205	4,198,174
Director allowances	1,104,000	1,016,124
Termination benefits	2,289,610	1,643,749
Accrued benefits in the last five years and paid during the period (1)	1,338,675	981,635
Total	9,056,490	7,839,682

(1)               The Company has an executive retention plan. This plan grants certain executives the right to receive a fixed cash payment on a pre-set date once they have completed the required years of employment.

NOTE 12 —  EMPLOYEE BENEFITS

As of December 31, 2011 and 2010, the Company had recorded reserves for profit share and for bonuses totaling ThCh$6,354,817 and ThCh$6,635,679 respectively.

This liability is shown in accrued other non-current non-financial liabilities in the statement of financial position.

The charge against income in the statement of comprehensive income is allocated between the cost of sales, the cost of marketing, distribution costs and administrative expenses.

12.1                                Personnel expenses

At December 31, 2011 and 2010, personnel expenses included in the statement of consolidated comprehensive income were:

Description	12.31.2011	12.31.2010
	ThCh$	ThCh$

Wages and salaries	85,266,348	78,616,848
Employee benefits	19,336,845	20,084,397
Severance and post-employment benefits	2,307,187	1,580,085
Other personnel expenses	5,135,492	4,549,669
Total	112,045,872	104,830,999

12.2                                Post-employment benefits

This item presents the employee severance indemnities valued pursuant to Note 2.17. The composition of current and non-current balances at December 31, 2011 and 2010 is detailed as follows

Post-employment benefits	12.31.2011	12.31.2010
	ThCh$	ThCh$

Non-current provision	5,130,015	7,256,590
Total	5,130,015	7,256,590

12.3                                Post-employment benefit movement

The movements of post-employment benefits for the year ended December 31, 2011 and 2010 are detailed as follows:

Movements	12.31.2011	12.31.2010
	ThCh$	ThCh$

Initial balance on 01.01.2011 and 01.01.2010	7,256,590	8,401,791
Service costs	288,386	359,798
Interest costs	471,678	213,927
Net actuarial losses	1,310,764	569,707
Benefits paid	(4,197,403)	(2,288,633)
Total	5,130,015	7,256,590

12.4                                 Assumptions

The actuarial assumptions used in the period ended December 31, 2011 were:

Assumption

Discount rate (1)	6.5%	6.7%
Expected salary increase rate (1)	5.0%	4.7%
Turnover rate	6.6%	6.6%
Mortality rate (2)	RV-2009	RV-2004
Retirement age of women	60 years	60 years
Retirement age of men	65 years	65 years

(1) The discount rate and the expected salary increase rate are calculated in real terms, which do not include an inflation adjustment.  The rates shown above are presented in nominal terms to facilitate a better understanding by the reader.

(2) Mortality assumption tables prescribed for use by the Chilean Superintendency of Securities and Insurance.

NOTE 13 —  INVESTMENTS IN ASSOCIATES ACCOUNTED FOR USING THE EQUITY  METHOD

13.1           Balances

Investments in associates recorded using the equity method are detailed as follows:

		Country of	Functional	Investment Cost		Percentage interest
Taxpayer ID	Name	Incorporation	Currency	12.31.2011	12.31.2010	12.31.2011	12.31.2010
				ThCh$	ThCh$	ThCh$	ThCh$
86.881.400-4	Envases CMF S.A.	Chile	Chilean peso	16,824,399	19,070,517	50.00%	50.00%
96.845.500-0	Vital Jugos S.A.	Chile	Chilean peso	12,568,269	—	57.00%	—
76.389.720-6	Vital Aguas S.A.	Chile	Chilean peso	2,952,050	2,718,443	56.50%	56.50%
96.705.990-0	Envases Central S.A.	Chile	Chilean peso	4,223,890	3,983,711	49.91%	49.91%
Foreign	Mais Indústria de Alimentos S.A.	Brasil	Real	—	5,517,687	—	6.16%
Foreign	Sucos Del Valle do Brasil Ltda.	Brasil	Real	—	3,881,452	—	6.16%
Foreign	Kaik Participações Ltda.	Brasil	Real	1,304,027	1,223,538	11.31%	11.31%
Foreign	Sistema de Alimentos e Bebidas do Brasil Ltda.	Brasil	Real	9,766,182	—	5.74%	—
Foreign	Holdfab2 Participações Societarias Ltda.	Brasil	Real	12,652,149	14,358,820	36.40%	36.40%

	Total			60,290,966	50,754,168

13.2           Movement

The movement of investments in associates recorded using the equity method is shown below, for to the year ended December 31, 2011 and 2010:

Details	12.31.2011	12.31.2010
	ThCh$	ThCh$
Initial Balance	50,754,168	34,731,218
Incorporation of Vital Jugos S.A., beginning of the period	13,114,268	—
Capital increases in Equity Investees	4,527,000	15,229,291
Write-off from book value for the sale of the ownership interest in Vital S.A. (43%)	(6,188,675)	—
Dividends received	(2,786,957)	(1,379,837)
Share in operating income	2,541,186	2,984,544
Goodwill in sale of property plant and equipment to Envases CMF	85,266	85,266
Decrease in foreign currency translation, investments in Equity Investees	(621,861)	(624,004)
Capital decrease in Envases CMF S.A.	(1,150,000)	—
Others	16,571	(272,310)
Final balance	60,290,966	50,754,168

The main movements for the years ended 2011 and 2010 are detailed as follows:

•             A Special Shareholders Meeting of Vital S.A., our subsidiary, held on January 5, 2011, approved capital increase of ThCh$1,278,000, which was paid in full on January 7, 2011.  It also approved changing the name of the company to Vital Jugos S.A.

•             On January 21, 2011, our subsidiaries Andina Bottling Investments S.A. and Andina Inversions Societarias S.A. together sold a 43% ownership interest in Vital Jugos S.A. to Embotelladoras Coca-Cola Polar S.A., (15%) and Coca-Cola Embonor S.A. (28%), for an amount of ThCh$6,841,889, obtaining from this sale earnings amounting to ThCh$ 653,214 which is presented as Other gains (losses) in the statement of income.

As a result of the change of the business scheme, the Andina group loses control of the company Vital Jugos S.A., given that despite maintaining a 57%, at least one vote is required from the rest of the bottlers of Coca-Cola system for decision-making of financial policies and operation of the business. Accordingly, beginning on January 1, 2011, the financial statements of Vital juices S.A., are treated as investments accounted for using the equity method, excluding the financial statements of the consolidation. Additionally, because of the loss of control of Vital S.A., the difference between the fair value and the book value of the investment remaining in the Company’s possession (amounting to ThCh$867,414) was recognized in “Share in earnings of associates” within income, according to IAS 27 guidelines (Consolidated and Separate Financial Statements).

•             During the months of March and April, 2011, we made a capital contribution to our associate, Vital Jugos S.A., for a total amount of ThCh$3,249,000.

•             Holdfab2 Participacoes Societarias Ltda. was established in Brazil on March 23, 2010, along with the Coca-Cola bottlers for the purpose of concentrating their investments in the company Leon Junior S.A., in which our subsidiary Rio de Janeiro Refrescos Ltda. has a 36.40% ownership interest, capital contributions amounted to ThCh$15,229,291 and were carried out on August 23, 2010. In turn, Holdfab 2 Participações Societárias Ltda. holds a 50% ownership interest in Leão Junior, hence the Company indirectly controls 18.2% of the latter.

•             During 2011, Sucos del Valle do Brasil Ltda. changed its name to Sistema de Alimentos de Bebidas do Brasil Ltda. and absorbed Mais Industrias de Alimentos S.A. that same year. Rio de Janeiro Refrescos Ltda. held an interest of 6.16% in both companies, but after the corporate restructuring, basically to capitalize income, that share fell to 5.74%.

•             During the years ended December 31, 2011 and 2010, the Company received dividends from its associate Envases CMF S.A. which amounted to ThCh$2,786,957 and ThCh$1,379,837 respectively

•             A special shareholders meeting of Envases CMF S.A. approved a capital decrease of ThCh$2,300,000.  The Company received ThCh$1,150,000 of that amount, which is shown as intercompany accounts receivable.

Reconciliation of Income by Investment in Associates:

Details	12.31.2011	12.31.2010
	ThCh$	ThCh$
Equity value in income of associates	2,541,186	2,984,544

Non-realized earnings in product stocks acquired from associates and not sold at the end of period, presented as a discount in the respective asset account (Containers and/or inventories)	(600,294)	(754,875)

Amortization of gain on sale of property plant and equipment Envases CMF	85,266	85,266

Income Statement Balance	2,026,158	2,314,935

NOTE 14 —  INTANGIBLE ASSETS AND GOODWILL

14.1           Intangible assets not considered as goodwill

Intangible assets not considered as goodwill as of the end of each period are detailed as follows:

	December 31, 2011			December 31, 2010
	Gross	Cumulative	Net	Gross	Cumulative	Net
Description	Amount	Amortization	Amount	Amount	Amortization	Amount
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Rights	526,342	(103,879)	422,463	522,750	(94,124)	428,626
Software	8,974,534	(8,258,140)	716,394	8,718,483	(7,781,514)	936,969
Total	9,500,876	(8,362,019)	1,138,857	9,241,233	(7,875,638)	1,365,595

The movement and balances of identifiable intangible assets are detailed as follows for the period January 1 to December 31, 2011 and 2010:

	December 31, 2011			December 31, 2010
	Gross	Cumulative	Net	Gross	Cumulative	Net
Description	Amount	Amortization	Amount	Amount	Amortization	Amount
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Initial balance	428,626	936,969	1,365,595	426,902	1,690,431	2,117,333
Additions	—	418,182	418,182	16,710	181,123	197,833
Amortization	(7,207)	(661,989)	(669,196)	(8,024)	(907,477)	(915,501)
Other increases (decreases)	1.044	23,232	24,276	(6,962)	(27,108)	(34,070)
Final balance	422,463	716,394	1,138,857	428,626	936,969	1,365,595

14.2             Goodwill

Movement in goodwill during the years 2011 and 2010 is detailed as follows:

Year ended December 31, 2011

	01.01.2011	Additions	Disposals or impairments	Foreign currency translation difference — functional currency different from currency of presentation	12.31.2011
Cash generating unit	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Brazilian operation	42,298,955	—	—	(601,951)	41,697,004
Argentine operation	15,471,380	—	—	383,794	15,855,174

Total	57,770,335	—	—	(218,157)	57,552,178

Year ended December 31, 2010

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Brazilian operation	43,820,310	—	—	(1,521,355)	42,298,955
Argentine operation	17,540,035	—	—	(2,068,655)	15,471,380

Total	61,360,345	—	—	(3,590,010)	57,770,335

NOTE 15 —  OTHER CURRENT AND NON-CURRENT FINANCIAL LIABILITIES

Liabilities are detailed as follows:

Current	12.31.2011	12.31.2010
	ThCh$	ThCh$
Bank loans	8,689,670	6,941,133
Bonds payable	3,426,922	3,120,737
Forward contract obligations	163,718	917,219
CPMF(1)	—	1,934,529
Total	12,280,310	12,913,618

Non-current
Bank loans	5,081,986	593,726
Bonds payable	69,559,417	69,855,733
Total	74,641,403	70,449,459

(1)     In 1999, the Company’s subsidiary Rio Janeiro Refrescos Ltda. filed a tax lawsuit against the Brazilian Treasury for alleged unconstitutionality in the collection of the tax called CPMF (Contribuição Provisória sobre Movimentação Financeira) on the debits and credits to bank current accounts. While the subsidiary obtained a provisional suspension of said payments from the Courts of Justice, the corresponding tax obligation was still provisioned. In November 2006, the Courts of Justice ruled the constitutionality of the referred tax and Refrescos came to an agreement with the Brazilian Treasury to divide payments in 60 installments.

15.1.1                     Bank loans, current

										Maturity		Total
											90 days
Indebted Entity			Creditor Entity				Amortization	Effective	Nominal	Up to	up to 1	At	At
Tax ID,	Name	Country	Tax ID,	Name	Country	Currency	Year	Rate	Rate	90 days	year	12.31.2011	12.31.2010
												ThCh$	ThCh$

Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Nación Bicentenario (1)	Argentina	Argentine peso	At maturity	14.80%	9.90%	—	739,966	739,966	—

Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Nación	Argentina	Argentine peso	At maturity	11.85%	11.85%	1,516,442	4,021,000	5,537,442	—

Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco de Galicia	Argentina	Argentine peso	At maturity	12.50%	12.50%	—	—	—	9,220

Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco BBVA Francés	Argentina	Argentine peso	At maturity	13.22%	13.22%	—	—	—	6,545,691

Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Nuevo Santa Fe	Argentina	Argentine peso	At maturity	10.25%	10.25%	—	—	—	5,032

Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Votorantim	Brazil	Real	Monthly	9,40%	9.40%	28,430	158,904	187,334	197,880

Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco alfa	Brazil	Real	Monthly	11.07%	11.07%	—	~~—~~	—	49,310

91.144.000-8	Embotelladora Andina S.A.	Chile	97.004.000-5	Banco BBVA	Chile	Chilean peso	At maturity	6.50%	6.50%	1,827,000	~~—~~	1,827,000	—

91.144.000-8	Embotelladora Andina S.A.	Chile	97.004.000-5	Banco BBVA	Chile	Chilean peso	At maturity	8.88%	8.88%	397,928	~~—~~	397,928	—

91.144.000-8	Embotelladora Andina S.A.	Chile	97.004.000-5	Banco de Chile	Chile	Chilean peso	At maturity	4.50%	4.50%	—	~~—~~	—	134,000

											Total	8,689,670	6,941,133

15.1.2  Bank loans, non current

										Maturity			Total
Indebted Entity			Creditor Entity				Amortization	Effective	Nominal	1 year	3 years	More than	At	At
Tax ID,	Name	Country	Tax ID,	Name	Country	Currency	Year	Rate	Rate	up to 3 years	up to 5 years	5 years	12.31.2011	12.31.2010
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Votorantim	Brazil	Real	Monthly	9.40%	9.40%	159,105	145,756	92,717	397,578	593,726

Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Nación Bicentenario(1)	Argentina	Argentine pesos	At maturity	14.80%	9.90%	1,222,020	3,462,388	—	4,684,408	—

												Total	5,081,986	593,726

(1)             The Bicentennial loan granted at a prime rate by Banco de la Nacion Argentina to Embotelladora del Atlantico S.A. is a benefit from the Argentine government to encourage investment projects.  Embotelladora del Atlantico S.A. registered investment projects and received this loan at a prime rate of 9.9% annually.  The loan has been appraised at the fair value, i.e. using the market rate of 14.8% per annum.  The interest differential of ThCh$ 639,844 between both rates is shown after deducting the associated fixed asset and recognition in income is deferred in line with depreciation of the same asset.

15.2.1        Bonds payable

	Current		Non-Current		Total
Composition of bonds payable	12.31.2011	12.31.2010	12.31.2011	12.31.2010	12.31.2011	12.31.2010
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bonds (face rate interest)	3,674,408	3,359,692	71,877,478	72,324,782	75,551,886	75,684,474
Expenses of bond issuance and discounts on placement	(247,486)	(238,955)	(2,318,061)	(2,469,049)	(2,565,547)	(2,708,004)
Net balance presented in statement of financial position	3,426,922	3,120,737	69,559,417	69,855,733	72,986,339	72,976,470

15.2.2        Current and non-current balances

The bonds correspond to Series B UF bonds issued on the Chilean market. These instruments are further described below:

							Next
Bond registration or		Face	Unit of	Interest	Final	Interest	amortization	Par value
identification number	Serie	amount	adjustment	rate	maturity	payment	Of capital	12.31.2011	12.31.2010
								ThCh$	ThCh$
Bonds, current portion
SVS Registration No, 254, 6/13/2001	B	3,370,913	UF	6.5	06.01.2026	Semestral	12.01.2012	3,674,408	3,359,692
Total current portion								3,674,408	3,359,692

Bonds, non-current portion
SVS Registration No, 254, 6/13/2001	B	3,370,913	UF	6.5	06.01.2026	Semestral	12.01.2013	71,877,478	72,324,782
Total, non-current portion								71,877,478	72,324,782

Accrued interest included in the current portion of bonds totaled ThCh$ 400,661 and ThCh$421,282  at December 31, 2011 and 2010, respectively.

15.2.3        Non-current maturities

		Year of maturity					Total non-current
	Series	2013	2014	2015	2016	Después	12.31.2011
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
SVS Registration 254, 6/13/2001	B	3,486,539	3,713,164	3,954,523	4,211,566	56,511,686	71,877,478

15.2.4        Market rating

The bonds issued on the Chilean market had the following rating at December 31, 2011:

AA +	:	Rating assigned by Fitch Chile
AA +	:	Rating assigned by Feller & Rate

15.2.5        Restrictions

The following restrictions apply to the issuance and placement of the Company’s bonds on the Chilean market in 2001 for a total of UF 3,700,000. Of that amount, UF3,370,912.55 is outstanding:

•                                Embotelladora Andina S.A. must maintain a debt level in which consolidated financial liabilities do not exceed 1.20 times the consolidated Equity. For these purposes, consolidated financial liabilities will be considered to be current interest-accruing liabilities, namely: (i) Other financial liabilities, plus (ii) Other non-current financial liabilities. Total Equity plus non-controlling interests will be considered consolidated Equity.

•                                Consolidated assets must be kept free of any pledge, mortgage or lien for an amount at least equal to 1.30 times the consolidated unsecured current liabilities of the issuer.

•                                The franchise of The Coca-Cola Company in Chile, called Metropolitan Region, must be maintained and in no way forfeited, sold, assigned or transferred to a third party. This franchise is for the elaboration, production, sale and distribution of Coca-Cola products and brands according to the bottlers’ agreement or periodically renewable licenses.

•                                The territory now under franchise to the Company by The Coca-Cola Company in Argentina or Brazil, which is used for the preparation, production, sale and distribution of Coca-Cola products and brands, must not be forfeited, sold, assigned or transferred to a third party, provided such territory represents more than 40% of the adjusted consolidated operating flow of the Company.

The Company was in compliance with all financial covenants at December 31, 2011 and 2010.

15.2.6        Repurchased bonds

In addition to UF bonds, the Company holds bonds issued by itself that it has repurchased in full through companies that are integrated in the consolidation:

Through its subsidiaries, Abisa Corp S.A. (formerly Pacific Sterling), Embotelladora Andina S.A. repurchased its Yankee Bonds issued on the U.S. Market during the years 2000, 2001, 2002, 2007 and 2008. The entire placement amounted to US$350 million, of which US$200 million are outstanding and are presented after deducting the long-term liability from the other financial liabilities item.

Rio de Janeiro Refrescos Ltda. holds a liability corresponding to a US$75 million bond issue expiring in December 2012, with semi-annual interest payments. At December 31, 2011 and 2010, those bonds were held in full by Abisa Corp S.A., (formerly Pacific Sterling). Consequently, the assets and liabilities relating to that transaction have been eliminated from these consolidated financial statements. Furthermore, that transaction has been treated as an investment by the group in the Brazilian subsidiary, so the effects of foreign exchange differences between the dollar and the functional currency of each of the entities have been charged to other comprehensive income

15.2.7        Liability for Banking fees (CPMF)

These amounts are liabilities for banking fees on bonds owed by our subsidiary, Rio de Janeiro Refrescos Ltda.:

	12.31.2011	12.31.2010
	ThCh$	ThCh$
Current	—	1,934,529
Total	—	1,934,529

15.2.8        Forward contract obligations

Please see the explanation in Note 20.

NOTE 16 —   TRADE AND OTHER CURRENT ACCOUNTS PAYABLE

Trade and other current accounts payable are detailed as follows:

Item	12.31.2011	12.31.2010
	ThCh$	ThCh$
Trade accounts payable	112,963,542	94,824,152
Withholdings	14,977,133	10,434,297
Others	97	23,886
Total	127,940,772	105,282,335

NOTE 17 —  PROVISIONS

17.1           Balances

The balances of provisions recorded by the Company at December 31, 2011 and 2010 are detailed as follows:

Description	12.31.2011	12.31.2010
	ThCh$	ThCh$
Litigation (1)	7,970,835	4,328,367
Total	7,970,835	4,328,367

Current	87,966	60,748
Non-current	7,882,869	4,267,619
Total	7,970,835	4,328,367

(1)              These provisions correspond mainly to provisions for probable losses due to fiscal, labor and trade contingencies based on the opinion of management after consultation with its legal counsel.

17.2           Movements

Movement in the main items included under provisions is detailed as follows:

	12.31.2011			12.31.2010
Description	Litigation	Others	Total	Litigation	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Initial Balance at January 1	4,328,367	—	4,328,367	4,461,153	34,833	4,495,986

Additional provisions	—	—	—	875,703	—	875,703
Increase (decrease) in existing provisions	4,370,851	—	4,370,851	381,875	—	381,875
Provision used (payment made) on account of the provision)	(702,552)	—	(702,552)	(1,146,574)	(34,833)	(1,181,407)
Increase (decrease) foreign exchange rate difference	(25,831)	—	(25,831)	(243,790)	—	(243,790)
Final Balance	7,970,835	—	7,970,835	4,328,367	—	4,328,367

NOTE 18 —   OTHER CURRENT AND NON-CURRENT NON-FINANCIAL LIABILITIES

Other current and non-current liabilities at each year end are detailed as follows:

Description	12.31.2011	12.31.2010
	ThCh$	ThCh$
Minimum dividend liability (30%)	8,766,572	10,723,669
Dividend payable	6,876,934	6,925,621
Deposits in guarantee	10,813,092	8,002,105
Employee remuneration payable	6,354,817	6,635,679
Accrued vacations	7,723,738	6,635,265
Other	1,056,160	363,190
Total	41,591,313	39,285,529

Current	41,154,571	38,964,853
Non-current	436,742	320,676
Total	41,591,313	39,285,529

NOTE 19 —   EQUITY

19.1                       Paid-in Capital

The paid-in capital of the Company totaled ThCh$230,892,178 as of December 31, 2011, divided into 760,274,542 Series A and B shares. The distribution and differentiation of these is detailed as follows:

19.1.1        Number of shares:

Series	Number of shares subscribed	Number of shares paid in	Number of voting shares
A	380,137,271	380,137,271	380,137,271
B	380,137,271	380,137,271	380,137,271

19.1.2        Capital:

Series	Subscribed capital	Paid-in Capital
	ThCh$	ThCh$
A	115,446,089	115,446,089
B	115,446,089	115,446,089
Total	230,892,178	230,892,178

19.1.3        Rights of each series:

•                                                   Series A:  Election of 6 of the 7 directors and their respective alternates.

•                                                   Series B:  Receipt of 10% more of dividends than what is received by holders of Series A shares, and election of 1 of 7 directors and the respective alternate.

19.2           Dividend policy

According to Chilean law, cash dividends must be paid equal to at least 30% of annual net profits, barring a unanimous vote by shareholders to the contrary. If there is no net profit in a given year, the Company will not be legally obligated to pay dividends from retained earnings. At the April, 2011 Annual Shareholders Meeting, the shareholders authorized the Board of Directors to pay interim dividends during July and October 2011 and January 2012, at its discretion.

During 2011, the Shareholders’ Meeting approved an extraordinary dividend payment against the retained earnings fund. It is not guaranteed that those payments will be repeated in the future.

Regarding Circular Letter N°1945 of the Chilean Superintendency of Securities and Insurance, the Company does not present any adjustments to be made in order to determine distributable net earnings to comply with minimum legal amounts.

Pursuant to Circular Letter N° 1,945 of the Chilean Superintendency of Securities and Insurance dated September 29, 2009, the Company’s Board of Directors decided to maintain the initial adjustments of adopting IFRS as retained earnings for future distribution.

Retained earnings at the date of IFRS adoption amounted to ThCh$19,260,703, of which ThCh$3,621,923 have been realized at December 31, 2011 and are available for distribution as dividends in accordance with the following:

		Amount of accumulated earnings at 01.01.2009	Realized at 12.31.2011	Amount of accumulated earnings at 12.31.2011
Concept	Event realized	ThCh$	ThCh$	ThCh$
Revaluation of assets	Sale or deterioration	12,538,123	(2,984,075)	9,554,048
Foreign currency translation differences of investments in related companies	Sale or deterioration	6,393,518	—	6,393,518
Full absorption cost accounting	Sale of products	813,885	(813,885)	—
Post-employment benefits actuarial calculation	Termination of employees	929,560	(395,016)	534,544
Deferred taxes supplementary accounts	Depreciation	(1,414,383)	571,053	(843,330)
Total		19,260,703	(3,621,923)	15,638,780

The dividends declared and paid during 2011 and 2010 are presented below:

Dividend payment date		Dividend type	Profits imputable to dividends	Ch$ per Series A Share	Ch$ per Series B Share
2011	January	Interim	2010	8.50	9.35
2011	May	Final	2010	13.44	14.784
2011	July	Additional	Retained Earnings	50.00	55.00
2011	July	Interim	2011	8.50	9.35
2011	October	Interim	2011	8.50	9.35
2010	January	Interim	2009	7.00	7.70
2010	April	Final	2009	11.70	12.87
2010	May	Additional	Retained Earnings	50.00	55.00
2010	July	Interim	2010	8.50	9.35
2010	October	Interim	2010	8.50	9.35

19.3           Reserves

19.3.1        Legal and statutory reserves

In accordance with Official Circular No. 456 issued by the Chilean Superintendency of Securities and Insurance, the legally required price-level restatement of paid-in capital for 2009 is presented as part of other equity reserves and was accounted for as a capitalization from Other Reserves with no impact on net income or retained earnings under IFRS. This amount totaled ThCh$5,435,538 at December 31, 2009.

19.3.2        Foreign currency translation reserves

This corresponds to the conversion of the financial statements of foreign subsidiaries whose functional currency is different from the presentation currency of the consolidated financial statements. Foreign currency translation differences between the receivable held by Abisa Corp S.A. and owed by Rio de Janeiro Refrescos Ltda. are also shown in this account, which has been treated as an investment in Equity Investees (associates and joint ventures). Foreign currency translation reserves are detailed as follows:

Description	12.31.2011	12.31.2010
	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	(1,274,857)	1,324,710
Embotelladora del Atlántico S.A.	(19,072,195)	(19,706,911)
Foreign currency translation differences Abisa Corp.- Rio de Janeiro Refrescos Ltda.	(2,112,827)	(3,200,224)
Total	(22,459,879)	(21,582,425)

The movement of this reserve for the fiscal periods ended September 30, 2011 and 2010 respectively is detailed as follows:

Description	12.31.2011	12.31.2010
	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	(2,599,567)	(5,171,036)
Embotelladora del Atlántico S.A.	634,716	(4,278,804)
Foreign exchange Rate Differences Abisa Corp. - Rio de Janeiro Refrescos Ltda.	1,087,397	(1,845,427)
Total	(877,454)	(11,295,267)

19.4           Non-controlling interests

This is the recognition of the portion of Equity and income from subsidiaries that are owned by third parties, The detail of this account at December 31, 2011 is as follows:

	Non-controlling Interests
	Percentage	Shareholders’
Description	%	Equity	Income
		ThCh$	ThCh$
Embotelladora del Atlántico S.A.	0.0209	8,981	3,015
Andina Inversiones Societarias S.A.	0.0001	34	4
Total		9,015	3,019

19.5           Earnings per share

The basic earnings per share presented in the statement of comprehensive income are calculated as the quotient between income for the year and the average number of shares outstanding during the same period.

The earnings per share used to calculate basic and diluted earnings per share at December 31, 2011 and 2010, respectively, is detailed as follows:

	12.31.2011
Earnings per share	SERIES A	SERIES B	TOTAL
Earnings attributable to shareholders (ThCh$)	46,203,022	50,821,383	97,024,405
Average weighted number of shares	380,137,271	380,137,271	760,274,542
Earnings per basic and diluted share (in pesos)	121,54	133,69	127,62

	12.31.2010
Earnings per share	SERIES A	SERIES B	TOTAL
Earnings attributable to shareholders (ThCh$)	49,333,069	54,264,303	103,597,372
Average weighted number of shares	380,137,271	380,137,271	760,274,542
Earnings per basic and diluted share (in pesos)	129.78	142.75	136.26

NOTE 20 —   DERIVATIVE ASSETS AND LIABILITIES

The company held the following derivative liabilities at December 31, 2011 and 2010:

20.1                Currency forwards for highly probable expected transactions:

During 2010, the Company made agreements to hedge the exchange rate in the purchases of fixed assets in a foreign currency during 2011.  Those agreements were appraised at the fair value, resulting in a net profit of ThCh$134,572 for 2011 (net loss of ThCh$913,378 at December 31, 2010).  No such agreements were outstanding at December 31, 2011 (there was a derivative liability outstanding for ThCh$431,236 at December 31, 2010).  Since these agreements did not meet the documentation requirements of IFRS to be considered hedges, they were accounted for as investment contracts and the effects recorded directly in income.

In 2011 and 2010, the Company made agreements to hedge the exchange rate in the purchases of raw materials and future flows in 2011 and 2012.  The outstanding agreements totaled ThUS$42,500 at December 31, 2011.  They were appraised at the fair value, which resulted in a net profit of ThCh$1,347,277 for 2011 (a net loss of ThCh$485,983 at December 31, 2010).  Liabilities of ThCh$163,718 were recognized at December 31, 2011 and of ThCh$485,983 at December 31, 2010.  The agreements oustanding at December 31, 2011 also required leaving financial instruments as collateral against performance, which totaled ThCh$2,372,559 on the closing date.  Since these agreements did not meet the documentation requirements of IFRS to be considered hedges, they were accounted for as investment contracts and the effects recorded directly in income.

20.2                Foreign currency forward of items recognized in the accounting:

At December 31, 2010, the Company had sugar sales contracts with the London Exchange to hedge a variable price in the supply of sugar during 2010. These contracts expired during 2010, and were accounted for at fair value.  At December 31, 2010 these contracts generated net earnings amounting to ThCh$2,121,469.  Since these contracts do not meet the documentation requirements of IFRS to be treated as hedging, they have been treated as investment contracts and the effects have been charged directly to income.

Fair value hierarchy

The Company had a total liabilities related to its foreign exchange forward contracts of ThCh$163,718, which are classified within the other current non-financial liabilities and are carried at fair value on the statement of financial position. The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1:  quoted (unadjusted) prices in active markets for identical assets or liabilities

Level 2:  Assumptions different to quoted prices included in level 1 and that are applicable to assets and liabilities, be it directly (as Price) or indirectly (i.e. derived from a Price)

Level 3:  Assumptions for assets and liabilities that are not based on information observed directly in the market.

During the reporting period ended December 31, 2011, there were no transfers of items between fair value measurements categories all of which were valued during the period using level 2.

Fair Value Measurements at December 31, 2011
	Quoted prices in	Significant
	actives markets	other	Significant
	for Identical	observable	unobservable
	Assets	inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
	ThCh$	ThCh$	ThCh$	ThCh$

Liabilities:
Current liabilities
Other financial current liabilitiess	—	163,718	—	163,718
Total liabilities	—	163,718	—	163,718

NOTE 21 —   CONTINGENCIES AND COMMITMENTS

21.1           Lawsuits and other legal actions:

The Parent Company and its Subsidiaries face litigation or potential litigation, in and out of court, that might result in material or significant losses or gains, in the opinion of the Company’s legal counsel, detailed as follows:

1) Embotelladora del Atlántico S.A. is a party to labor and other lawsuits:  Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling ThCh$1,042,324. Management considers it unlikely that non-provisioned contingencies will affect the Company’s income and Equity, based on the opinion of its legal counsel.

2) Rio de Janeiro Refrescos Ltda. is involved in labor, tax and other lawsuits. The accounting provisions to cover contingencies of a probable loss in these lawsuits total ThCh$6,870,999. Management considers it unlikely that non-provisioned contingencies will affect income and Equity of the Company, based on the opinion of its legal counsel.

3) Embotelladora Andina S. A. is involved in tax, commercial, labor and other lawsuits. The accounting provisions to cover contingencies for probable losses because of these lawsuits total ThCh$57,512.

Management considers it unlikely that non-provisioned contingencies will affect income and Equity of the company, in the opinion of its legal advisors.

On April 28, 2011 the Company was legally informed of an anti-competition lawsuit filed by the Chilean Fiscalía Nacional Económica (“Chilean National Economic Prosecutor”, the FNE) before the Tribunal de Defensa de la Libre Competencia (“Chilean Anti-Competition Court”, the TDLC) against Embotelladora Andina S.A. and Coca-Cola Embonor S.A. This lawsuit indicates that said companies would have violated the regulation of free competition by establishing a system of granting incentives in the traditional distribution channel since these points of sale do not advertise, exhibit and/or commercialize, in any manner, the so called “B-brands” or alternative soft drink beverages.  This lawsuit ended on November 22, 2011, by approval of the Anti-competition Court of the terms of reconciliation proposed November 15, 2011 by the National Economic Prosecutor, Embotelladora Latinoamericana S.A., Embotelladora Castel Ltda., Industrial y Comercial Lampa S.A., Sociedad Comercial Antillanca Ltda., Coca-Cola Embonor S.A. and Embotelladora Andina S.A..

As a result of this agreement, Embotelladora Andina S.A. assumed certain commitments that included allowing 20% of space to be available in refrigerators provided by Embotelladora Andina S.A. at certain points of sale in the traditional channel where there are no other refrigerators, for a period of five years.

The reconciliation agreement did not impose fines nor constitute an acknowledgement of liability in the anti-competition offenses.

21.2           Direct guarantees and restricted assets:

Guarantees and restricted assets as of December 31, 2011 and 2010 are detailed as follows:

	Provided by		Committed assets			Balance pending payment on the closing date of the financial statements		Date of guarantee release
Guarantee in favor of	Name	Relationship	Carrying amount	Type	Carrying amount	2011	2010	2012	2014
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Aduana de EZEIZA	Embotelladora del Atlántico S.A.	Subsidiary	Guarantee insurance	Export	21,894	—	—	—	—
Aduana de EZEIZA	Embotelladora del Atlántico S.A.	Subsidiary	Guarantee insurance	Import	6,657	—	—	—	—
Aduana de EZEIZA	Embotelladora del Atlántico S.A.	Subsidiary	Guarantee insurance	Substitution for collateral	483
Estado Rio de Janeiro	Rio de Janeiro Refrescos Ltda.	Subsidiary	Court lien	Real Estate	11,693,243	11,240,243	11,406,583	—	—
Poder Judiciario	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Long term asset	19,989,604	—	—	—	—
Serviu Región Metropolitana	Embotelladora Andina S.A.	Parent Company	Guarantee receipt	Guarantee receipt	—	2,907	2,778	—	—
Hospital San Jose	Embotelladora Andina S.A.	Parent Company	Guarantee receipt	Guarantee receipt	—	512	—	512	—
Director Regional De Validad Metropolitana	Embotelladora Andina S.A.	Parent Company	Guarantee receipt	Guarantee receipt	—	1,116	—	1,116	—
Tesorero Municipal de Renca	Embotelladora Andina S.A.	Parent Company	Guarantee receipt	Guarantee receipt	—	89,306		89,306	—
Linde Gas Chile S.A.	Embotelladora Andina S.A.	Parent Company	Guarantee receipt	Guarantee receipt	—	155,760		—	155,760
AGA	Embotelladora Andina S.A.	Parent Company	Guarantee receipt	Contract	—	—	145,569	—	—
Rofex	Embotelladora del Atlántico S.A.	Subsidiary	Financial instruments	Derivatives transactions	2,372,559	163,718	—	—	—

NOTE 22 —  FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group’s businesses are exposed to diverse financial risks: market risk (including foreign exchange rate risk, fair value interest rate risk and price risk). The Group’s global risk management program concentrates on the uncertainty of financial markets and tries to minimize potentially adverse effects on the financial returns of the Group. The Group uses derivatives to hedge certain risks. Below is a description of the primary policies established by the Group to manage financial risks.

Interest rate risk

As of December 31, 2011, the Company carried all of its debt at a fixed rate. Consequently, the risk of fluctuations in market interest rates as compared to the Company’s cash flows is low.

Foreign currency risk

Sales revenues earned by the Company are linked to the local currencies of countries in which it does business, the detail of which is detailed as follows:

CHILEAN PESO	BRAZILIAN REAL	ARGENTINE PESO
31%	45%	24%

Since the Company’s income is not tied to the US dollar, the policy of managing that risk, meaning the gap between assets and liabilities denominated in that currency, has been to hold financial investments in dollar—denominated instruments for at least the equivalent of the liabilities denominated in that currency.

Additionally and depending on market conditions, the Company’s policy is also to make foreign currency hedge contracts to reduce the foreign exchange rate impact on cash outflows expressed in US dollars, corresponding mainly to payments made to raw material suppliers.  In accordance with the percentage of raw material purchases that are indexed to the US dollar, if the currencies were to devalue by 5% in the three countries where the Company operates, it would generate a decrease cummulative at December 31, 2011 in income of ThCh$5,367,802

The exposure to conversion differences of subsidiaries abroad (Brazil and Argentina), because of the difference between monetary assets and liabilities, i.e., those denominated in a local currency and consequently exposed to foreign currency translation risk from translation from their functional currency to the presentation currency of the consolidated statements, is only hedged when it is predicted that material adverse differences could occur and when the cost associated with such hedging is deemed reasonable by the management. For the period January through December 2011, the Brazilian real and Argentine peso recorded average devaluations of 0.18% and 10.19%, respectively, regarding the presentation currency of the same period in 2010.  If the Brazilian real and the Argentine peso regarding the presentation currency would have devalued 3.0% and 12.0% respectively, the income account would have recorded lower earnings in the amount of ThCh$1,352,195. On the other hand, at equity level, this same scenario would cause the rest of the conversion of assets and liabilities accounts to decrease equity by ThCh$1,830,574.

Commodities risk

The Company faces a risk of price fluctuations in the international markets for sugar, aluminum and PET resin, which are inputs required to produce beverages and, as a whole, account for 35% to 40% of operating costs. Procurement and anticipated purchase contracts are made frequently to minimize and/or stabilize this risk when market conditions warrant. Commodity hedges have also been used. The possible effects that exist in the present consolidated integral statements of a 5% eventual rise in prices of its main raw materials, would be an approximate reduction in our accumulated results as of December 31, 2011 of around ThCh$7,795,246.  In order to minimize and/or stabilize this risk, we frequently enter into anticipated purchase and supply agreements when market conditions are favorable. We have also used commodity hedge agreements.

NOTE 23 —  OTHER OPERATING INCOME

Other operating income is detailed as follows:

	01.01.2011	01.01.2010
Description	12.31.2011	12.31.2010
	ThCh$	ThCh$
Gain on disposal of property, plant and equipment	673,669	548,111
Adjustment judicial deposit (Brazil)	784,856	450,299
Guaxupé tax credits	1,313,212	—
Other	137,708	119,469
Total	2,909,445	1,117,879

NOTE 24 —  OTHER MISCELLANEOUS OPERATING EXPENSES

Other miscellaneous operating expenses are detailed as follows:

	01.01.2011	01.01.2010
Description	12.31.2011	12.31.2010
	ThCh$	ThCh$
Tax on bank debits	3,074,333	2,966,852
Write-off of property, plant and equipment	2,452,231	—
Contingencies	4,370,851	1,257,579
Professional service fees	1,101,482	1,656,515
Loss on the sale of property, plant and equipment	415,823	470,459
Donations	—	862,307
Others	500,283	562,112
Total	11,915,003	7,775,824

NOTE 25 —  FINANCE INCOME AND COSTS

Finance income and costs break down as follows:

a)              Finance income

	01.01.2011	01.01.2010
Description	12.31.2011	12.31.2010
	ThCh$	ThCh$
Interest income	2,846,728	2,451,808
Other interest income	335,706	924,330
Total	3,182,434	3,376,138

b)              Finance costs

	01.01.2011	01.01.2010
Description	12.31.2011	12.31.2010
	ThCh$	ThCh$
Bond interest	5,092,403	5,022,931
Bank loan interest	1,098,757	1,079,806
Other interest costs	1,044,016	1,299,094
Total	7,235,176	7,401,831

NOTE 26 —  OTHER INCOME/ EXPENSES AND ADJUSTMENTS

Other gains and losses are detailed as follows:

	01.01.2011	01.01.2010
Description	12.31.2011	12.31.2010
	ThCh$	ThCh$
Profit on the sale of shares in Vital S.A.	653,214	—
Extraordinary expenses at new Renca Plant	(304,629)	(416,618)
Insurance deductible and donations due to earthquake	—	(620,512)
Other income and outlays	(335,516)	(169,619)
Total	13,069	(1,206,749)

NOTE 27 —  EXCHANGE RATE DIFFERENCE

Exchange rate differences are detailed as follows:

	01.01.2011	01.01.2010
Description	12.31.2011	12.31.2010
	ThCh$	ThCh$
Derivatives transactions	1,481,849	722,108
Exchange differentials in holding assets and liabilities in a foreign currency	2,731	(222,168)
Total	1,484,580	499,940

NOTE 28 —  THE ENVIRONMENT

The Company has made disbursements totaling ThCh$3,198,110 for improvements in industrial processes, equipment to measure industrial waste flows, laboratory analyses, consulting on environmental impacts and other studies.

These disbursements by country are detailed as follows:

	Year 2011		Future commitments
Country	Recorded as expenses	Capitalized to property, plant and equipment	Recorded as expenses	Capitalized to property, plant and equipment
	ThCh$	ThCh$	ThCh$	ThCh$

Chile	106,980	110,582	1,260	121,195
Argentina	512,814	6,402	977,802	532,893
Brasil	1,789,748	671,584	1,450,428	1,701,988
Total	2,409,542	788,568	2,429,490	2,356,076

NOTE 29 —  SUBSEQUENT EVENTS

No financial or other matters have occurred between the end of the year and the date of preparation of these financial statements that could significantly affect the assets, liabilities, and/or results of the Company.